Exhibit 99.1

INVITATION TO THE ANNUAL GENERAL MEETING T U ES DAY, 1 6 M AY 2023

ANNUAL GENERAL MEETING 2023 02 FRESENIUS MEDICAL CARE

INVITATION

03 Invitation to the Annual General Meeting

I. AGENDA

03 1. Presentation of the annual financial statements and consolidated financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch – HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022; resolution on the adoption of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022

03 2. Resolution on the allocation of distributable profit

03 3. Resolution on the approval of the actions of the General Partner for fiscal year 2022

04 4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2022

04 5. Election of the auditor and group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information

04 6. Resolution on the approval of the compensation report for fiscal year 2022

04 7. Resolution on an amendment to Art. 14 of the Articles of Association to include an authorization of the General Partner to provide for the holding of virtual General Meetings

II. COMPENSATION REPORT

06 Compensation Report of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022

III. FURTHER INFORMATION REGARDING THE CONVENING

44 Total number of shares and voting rights

44 Information on the implementation of the virtual Annual General Meeting

44 Requirements for the participation at the General Meeting and the exercise of voting rights

45 Exercise of the voting right

45 Postal vote

45 Voting by the proxies appointed by the Company

46 Procedure regarding the authorization of third parties

47 Information on shareholders' rights pursuant to section 278 (3) AktG in conjunction with section 118a (1), section 122 (2), section 126 (1) and (4), section 127, section 130a, section 131 (1) AktG

49 Availability of documents and information

49 Audio and video broadcast

49 Time specifications in this convening notice

49 Information for holders of American Depositary Receipts (ADR) regarding the Annual General Meeting

IV. PRIVACY NOTICE

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INVITATION TO THE ANNUAL GENERAL MEETING

Fresenius Medical Care AG & Co. KGaA
Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580
ISIN: DE000A32VPM7 // Securities Identification No.: A32VPM
ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the ***Annual General Meeting*** *to be held on* ***Tuesday, 16 May 2023, at 10:00 hours Central European Summer Time (CEST).***

The General Meeting will be held on the basis of section 26n (1) of the German Introductory Act to the German Stock Corporation Act (EGAktG) in the form of a virtual General Meeting pursuant to section 278 (3) of the German Stock Corporation Act (AktG) in conjunction with section 118a AktG without the physical presence of shareholders or their proxies (with the exception of the proxies of the Company) at the location of the General Meeting.

Shareholders who have properly registered and provided evidence of their shareholding and their proxies may connect to the General Meeting electronically via the Company's internet-based, password-protected General Meeting and voting system (Shareholder Portal) on the Company's website at ***www.freseniusmedicalcare.com/en/agm/*** *by entering the access data which will be sent to them after proper registration and evidence of shareholding and may in this way participate in the General Meeting and exercise their voting rights and other shareholder rights. More detailed explanations on this can be found under Section III.*

The location of the General Meeting within the meaning of the German Stock Corporation Act is the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany. The physical presence of shareholders and their proxies (with the exception of the proxies of the Company) at the location of the General Meeting is excluded.

I. AGENDA

1. Presentation of the annual financial statements and consolidated financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch – HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022; resolution on the adoption of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022

The Supervisory Board approved the annual financial statements and the consolidated financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz – AktG). According to section 286 (1) AktG, the annual financial statements are adopted by the General Meeting; otherwise, the aforementioned documents are to be made available to the General Meeting without requiring a further resolution in this regard.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022 as presented, showing a profit of EUR 1,135,601,413.35, be adopted.

2. Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the distributable profit shown in the annual financial statements in the amount of EUR 1,135,601,413.35 for fiscal year 2022 as follows:

Payment of a dividend of EUR 1.12 for each of the 293,413,449 shares entitled to dividend	EUR	328,623,062.88
Profit carried forward to new account	EUR	806,978,350.47
DISTRIBUTABLE PROFIT	**EUR**	**1,135,601,413.35**

If the number of shares entitled to dividend for fiscal year 2022 changes prior to the General Meeting, the General Meeting will be presented with a proposal that will be adjusted accordingly, with an unchanged dividend of EUR 1.12 for each share entitled to dividend as well as accordingly amended amounts for the dividend sum and the profit carried forward to new account.

The dividend is due on 22 May 2023.

3. Resolution on the approval of the actions of the General Partner for fiscal year 2022

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company for fiscal year 2022.

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4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2022

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company for fiscal year 2022.

5. Election of the auditor and group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information

The Supervisory Board – based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss) – proposes to elect PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main,

- as auditor and group auditor for fiscal year 2023,
- as auditor for the potential review of the half-year financial report and other interim financial information for fiscal year 2023 prepared after the Annual General Meeting 2023, and
- as auditor for the potential review of interim financial information for fiscal year 2024 prepared prior to the Annual General Meeting 2024.

The Audit and Corporate Governance Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014) has been imposed upon it.

6. Resolution on the approval of the compensation report for fiscal year 2022

The management board and the supervisory board of listed companies must prepare an annual compensation report in accordance with section 162 AktG and submit the compensation report to the General Meeting for approval pursuant to section 120a (4) AktG. The compensation report for the fiscal year 2022 presents in detail the compensation benefits awarded or due in fiscal year 2022 to the current and former members of the Management Board and the Supervisory Board of the General Partner and the current and former members of the Supervisory Board of the Company.

The compensation report for fiscal year 2022 was reviewed by the auditor pursuant to section 162 (3) AktG to determine whether the legally required disclosures pursuant to section 162 (1) and (2) AktG were made. In addition to the statutory requirements, the content of the report was also reviewed by the auditor on a voluntary basis.

The compensation report for fiscal year 2022 including the auditor's report is included under Section II. of this convening notice following this agenda. The report is part of this convening notice to the Annual General Meeting and is also available on the Company's website at www.freseniusmedicalcare.com/en/agm/.

The General Partner and the Supervisory Board propose to approve the compensation report for fiscal year 2022.

7. Resolution on an amendment to Art. 14 of the Articles of Association to include an authorization of the General Partner to provide for the holding of virtual General Meetings

As a result of the Act on the Introduction of Virtual General Meetings of Stock Corporations and the Amendment of Cooperative as well as Insolvency and Restructuring Law Provisions dated 20 July 2022 (Federal Law Gazette I No. 27 2022, p. 1166 et seqq.), the virtual General Meeting has been permanently regulated in the German Stock Corporation Act. Pursuant to section 118a (1) sentence 1 AktG in conjunction with section 278 (3) AktG, the Articles of Association may provide or authorize the General Partner to provide that the General Meeting is held as a virtual General Meeting, i.e., without the physical presence of the shareholders or their proxies at the location of the General Meeting.

The new statutory provisions bring the virtual General Meeting closer to a conventional General Meeting in presence. The shareholder rights in the virtual General Meeting essentially correspond to those in a conventional General Meeting held in presence and partially go beyond them. Also, the virtual General Meeting enables direct interaction between shareholders and the management of the Company during the meeting by means of electronic communication.

Therefore, it is proposed to resolve an authorization of the General Partner to hold virtual General Meetings. However, the authorization shall initially be limited to a period of two years after registration of the corresponding amendment to the Articles of Association, rather than for the maximum possible term of five years provided for by law.

For future General Meetings, a separate decision shall be made in each case, taking into account the circumstances of the indi-vidual case, as to whether to make use of the authorization and hold the General Meeting as a virtual General Meeting. The General Partner will make its decisions taking into account the interests of the Company and its shareholders and will in par-ticular consider the protection of shareholders’ rights as well as aspects of health protection of the participants, effort and costs as well as sustainability considerations. The General Partner and the Supervisory Board therefore pro-pose to resolve as follows: Art. 14 of the Articles of Association of the Company shall be supplemented by the following new paragraph (3): “(3) The general partner is authorized to provide for the gen-eral meeting to be held without the physical presence of the shareholders or their proxies at the location of the general meeting (virtual general meeting). The authorization shall apply to the holding of virtual general meetings within a period of two years after registration of this provision of the Articles of Association with the commercial register.” In all other respects, Art. 14 of the Articles of Association of the Company remains unchanged. A N N U A L G E N E R A L M E E T I N G 2023 FRESENIUS MEDICAL CARE 05

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II. COMPENSATION REPORT

The Compensation Report of Fresenius Medical Care AG & Co. KGaA (the Company) for the fiscal year 2022 (the Fiscal Year) was prepared in accordance with the requirements of section 162 of the German Stock Corporation Act (Aktiengesetz – AktG) as amended by the German Act Implementing the Second Shareholder Rights Directive (Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie – ARUG II). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of section 162 para. 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 para. 2 AktG awarded and promised to members of the management board.

The Company is a partnership limited by shares. Its general partner is Fresenius Medical Care Management AG (the General Partner). Information on the management board relates to the management board of the General Partner (the Management Board).

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft audited the Compensation Report from a formal perspective pursuant to section 162 para. 3 AktG. In addition to such audit from a formal perspective which is required by law with respect to the existence of the information required by law, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was instructed to carry out an audit from a substantive perspective of such information included in the Compensation Report. The auditor's report is annexed to this Compensation Report.

The 2022 Annual General Meeting of the Company approved the Compensation Report for 2021 with a majority of approximately 94.87% of the votes cast. The Management Board and the supervisory board of the Company (the Supervisory Board) see this as confirmation of the way in which the report is presented. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year.

THE FISCAL YEAR IN RETROSPECT

The compensation awarded and due in the Fiscal Year rewarded the performance of the members of the Management Board in achieving the strategic goals in the Fiscal Year and, at the same time, provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the Management Board reported in this Compensation Report made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

Business performance and economic environment

As in previous years, Fresenius Medical Care's growth in the Fiscal Year was impacted by the ongoing COVID-19-related excess mortality among dialysis patients.

The company also operated in a difficult and inflationary macroeconomic environment during the Fiscal Year, resulting in high logistics costs, rising raw material and energy prices, and supply chain disruptions. This was exacerbated by the ongoing war in Ukraine and the resulting economic impact, which significantly impacted earnings development – particularly in the health care products business.

In the important U.S. market, Fresenius Medical Care was confronted with an unprecedented labor market situation for the company in the Fiscal Year. Staff shortages and high employee turnover rates at dialysis centers resulted in a greater need for agency staff, significantly higher costs for surcharges and retention payments, and significant wage inflation. In addition, some dialysis centers in the U.S. were able to accept new patients only to a limited extent due to the tight staffing situation. This had an additional negative impact on growth in the health care services business and in complementary business areas, and thus also on operating leverage in the areas concerned. The impact on earnings was only partially offset by financial support from the U.S. government to offset costs related to the COVID-19 pandemic. At the same time, the effects of the initiated improvement measures in the North American health care services business have been delayed against the company's original assumptions.

Against the background of the developments described above, revenue in the Fiscal Year increased by 10% to €19,398 M (2% at constant currency) and net income declined by 31% to €673 M (-37% at constant currency).

Short-term incentive target achievement for the Fiscal Year

In the Fiscal Year, the business performance was reflected by an overall target achievement of 37.27% for the short-term incentive for the Fiscal Year. For further details see the section "Short-term incentive – MBBP 2020+".

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Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) in the fiscal year 2020 also ended upon the end of the Fiscal Year. The annual target values and the target achievement for the 2020, 2021 and 2022 performance periods were each as shown in TABLE 4.11.

Payments under the MB LTIP 2020 will be possible for the first time in 2023. The amounts received are to be invested in shares of the Company which are to be held for at least one year. The members of the Management board will therefore not be able to dispose of the corresponding amounts before 2024.

T 4.11 **TARGET VALUES AND TARGET ACHIEVEMENT FOR THE ALLOCATION 2020 UNDER THE MB LTIP 2020**

	Target values			Actual values			Target achievement	
	0%	100%	200%	As reported	Adjustments [1]	According to plan terms	Per performance target	Annual
2020								
Revenue growth	≤ 1%	= 6%	≥ 11%	2.2%	3.1%	5.3%	85%	
Net income growth	≤ 0%	= 5%	≥ 10%	(2.9%)	17.8%	14.9%	200%	162%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	5.8%	0.8%	6.6%	200%	
2021								
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3%)	3.1%	1.8%	16%	
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8%)	2.4%	(14.4%)	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	–%	4.9%	0%	
2022								
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0%)	2.1%	22%	
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5%)	(6.2%)	(36.7%)	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	–%	3.3%	0%	
OVERALL TARGET ACHIEVEMENT								**58%**

[1] Revenue growth and net income growth were determined at constant currency. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner in February 2021 decided in the Fiscal Year to exclude the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the short-term incentive for the year 2020.

Compensation-relevant changes in the Management Board

The company has completed the realignment of its operating model under the "FME25" program and, since the beginning of 2023, has been operating under a significantly simplified structure with only two global segments: Care Enablement and Care Delivery. The realignment of the operating model has led to changes in the allocation of responsibilities among the members of the Management Board. According to the allocation of responsibilities implemented as of January 1, 2022, Dr. Katarzyna Mazur-Hofsäβ (previously member of the Management Board for the Europe, Middle East and Africa region) is responsible for the new Care Enablement business segment and Mr. William Valle (previously member of the Management Board for the North America region) for the new Care Delivery business segment, under which to report as of 2023. Overall, the number of Management Board departments was reduced from eight to five in the course of this.

In view of the age limit set by the supervisory board of the General Partner, Mr. Rice Powell retired from the Management Board upon termination of his appointment at the end of the Fiscal Year. He had previously resigned as Chair of the Management Board with effect from the end of September 30, 2022. Dr. Carla Kriwet had been appointed member and Chair of the Management Board with effect from October 1, 2022, and at her own request and by mutual agreement retired from these positions effective at the end of December 5, 2022. More detailed information on the agreements concluded with Mr. Powell and Dr. Kriwet with a view to their departure from the Management Board can be found in the section "Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year".

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Ms. Helen Giza has been Chair of the Management Board since December 6, 2022, and will be acting Chief Financial Officer until a successor is appointed to this position. She had previously been appointed Deputy Chair of the Management Board with effect from May 16, 2022, and served as Chief Transformation Officer during the Fiscal Year, responsible for the implementation of the FME25 program.

The new and, also with a view to the reduction of the number of departments of the Management Board, in some cases significantly expanded responsibilities of the Management Board members Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle have been taken into account in the compensation through corresponding, appropriate increases in the respective base salary. For those members of the Management Board with whom the compensation benefits are contractually agreed in U.S. dollar, the strong deterioration of the euro against the U.S. dollar in the Fiscal Year generally led to a corresponding increase of the euro amounts presented in this Compensation Report, which is not accompanied by a corresponding increase of the contractually agreed U.S. dollar amounts. This currency effect also affects Ms. Helen Giza, who has been compensated in U.S. dollars since May 16, 2022. The amounts for the Fiscal Year and the previous year (in each case in the reporting currency euro) can be found in the section "Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year".

As already announced in the Compensation Report for the fiscal year 2021, the elimination of management board functions with regional responsibility associated with the realignment of the operating model under the FME25 program had the effect that the short-term variable compensation for the Fiscal Year for all members of the Management Board, in accordance with the applicable "Compensation System 2020+," was subject exclusively to performance targets measured at group level and no longer also partially at regional level.

THE COMPANY'S STRUCTURE AND CORPORATE BODIES' COMPENSATION

The Company is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), which does not have any management board itself but has a general partner, Fresenius Medical Care Management AG, which manages the Company's affairs according to the Articles of Association. Each of the Company and the General Partner has its own supervisory board, the activities of which are remunerated in accordance with the Articles of Association of the Company and the General Partner, respectively. For further information on the Company's corporate governance, please see the Company's Declaration on Corporate Governance (Erklärung zur Unternehmensführung), which is publicly available on the Company's website. Hence, the Company's Compensation Report includes not only information on the compensation of the General Partner and the Supervisory Board, but also on the compensation of the General Partner's Management Board and the General Partner's supervisory board.

General Partner's compensation

Pursuant to Article 7 para. 4 of the Company's Articles of Association, the General Partner receives non-profit-and-loss-related annual compensation of 4% of its share capital for managing the Company's affairs and the liability associated therewith. The General Partner's share capital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €120 THOUS.

In addition, pursuant to Article 7 para. 3 of the Company's Articles of Association, the General Partner is reimbursed for any expenses incurred in connection with managing the Company's affairs. This includes, in particular, the compensation of its board members as set out in the following.

Management Board members' compensation

The General Partner's supervisory board is responsible for determining the compensation of the members of the Management Board. The General Partner's supervisory board is supported in this task by a personnel committee established from among its members, the Human Resources Committee, which is also responsible for the tasks of a compensation committee. In the Fiscal Year, the Human Resources Committee consisted of Mr. Stephan Sturm (until September 30, 2022, until then also Chair), Mr. Michael Sen (since October 1, 2022, since then also Chair), Mr. Rolf A. Classon and Dr. Dieter Schenk (also Vice Chair).

Unless otherwise indicated, the following information relates to the compensation of the current members of the Management Board or members in office until the end of the Fiscal Year. For the amounts, please see the section "Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year".

For information on compensation of former members of the Management Board in the Fiscal Year, including the amounts of such compensation, please see the section "Former Management Board members' compensation". Former members of the Management Board within the meaning of this Compensation Report are those who ceased to hold office before expiry of the Fiscal Year.

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the "Compensation System 2020+" as approved by the Company's Annual General Meeting on August 27, 2020 with a majority of more than 95% of the votes cast and as implemented with effect from January 1, 2020 in the service agreements of all members

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of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+ are in accordance with the Compensation System 2020+.

Details of the Compensation System 2020+ are available on the Company's website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2020+ are also set out in this Compensation Report in the section "The Compensation System 2020+".

The Compensation System 2020+ and the compensation awarded or due in the Fiscal Year are in each case in accordance with the relevant recommendations of the German Corporate Governance Code, both in its currently applicable version dated April 28, 2022, and in the version dated December 16, 2019, applicable in the Fiscal Year until then. Any deviations from the recommendations of the German Corporate Governance Code are disclosed in accordance with the legal requirements.

To the extent that compensation based on multi-year variable compensation, i.e. on cash-settled share-based compensation, which had been allocated in fiscal years preceding the Compensation System 2020+, was paid out to members of the Management Board in the Fiscal Year or to the extent that the latter exercised stock options awarded in fiscal years preceding the Compensation System 2020+, this was in each case done in accordance with the respectively applicable compensation systems approved by the Company's Annual General Meeting in 2010, 2011 and 2016.

Please refer to the section "Variable compensation components from allocations made prior to the Compensation System 2020+" for details on each such amount of multi-year variable compensation and for details on stock options.

Overview of the Management Board members' compensation in the Fiscal Year

The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

- fixed compensation, consisting of a base salary and fringe benefits,
- one-year variable compensation (short-term incentive) and
- multi-year variable compensation, consisting of payments under share-based cash-settled compensation allocated in previous fiscal years.

In addition, some members of the Management Board exercised stock options awarded in previous fiscal years.

Payments under the multi-year variable compensation component provided for under the Compensation System 2020+, the MB LTIP 2020, will be possible for the first time only in 2023. The amounts received are to be transferred to a credit institution and invested for account of the Management Board members in shares of the Company, which are to be held for at least one year. The members of the Management Board will therefore be able to dispose of the corresponding amounts not before 2024. Details on the target values and target achievement to the allocation made in 2020 under the MB LTIP 2020 can be found in the section "Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year".

Horizontal and vertical compensation reviews

In determining the individual Management Board members' total compensation, the General Partner's supervisory board takes into account their different functions and responsibilities within the Management Board and the Company's economic situation. Furthermore, the General Partner's supervisory board takes into account that total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Management Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new talent for the Management Board.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the General Partner's supervisory board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. In addition, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX companies as well as U.S. companies of comparable sector and size). For the Fiscal Year, the DAX companies in the composition of December 31, 2021 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

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The General Partner's supervisory board also conducts a vertical review with respect to the compensation levels of the Company's employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company's group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The "upper management of the Company's group in Germany" included all employees having a position of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company's group in Germany and of the employees of the Company's group worldwide were determined and, to the extent practicable, compared to corresponding ratios of companies included in the DAX. When conducting the vertical review, the General Partner's supervisory board also took into account the development of compensation levels over time.

THE COMPENSATION SYSTEM 2020+

The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below.

Guiding principles of the Compensation System 2020+

The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company's business and to reward them based on their duties and performance as well as their success in managing the company's economic and financial position giving due regard to the peer environment and to make a significant contribution to the implementation and further development of the business strategy.

C 4.12 **GUIDING PRINCIPLES OF THE COMPENSATION SYSTEM 2020+**

GUIDING PRINCIPLES OF THE COMPENSATION SYSTEM 2020+	
Link to strategy	The Compensation System 2020+ for the Management Board members promotes the execution of the company's global strategy.
Alignment with shareholders' interests	With the aim of achieving sustainable and profitable growth, the Compensation System 2020+ is aligned with shareholders' interests. Feedback from many investors has been considered in the design of the system.
Simplified structure	The Compensation System 2020+ is simply structured and easy to understand.
Long-term focus	The compensation components and the long-term oriented compensation structure promote long-term and sustainable value creation.
Reward financial performance & sustainability	The applied performance targets reflect the Company's business strategy and ensure the Company's strong commitment towards environmental, social and governance aspects (ESG).
Collaboration across operating segments	Depending on the Management Board member's function, both regional and global performance targets are applied for the members of the Management Board. By measuring predominantly on a global basis, a close collaboration across the Company's operating segments is promoted.
Good corporate governance	The Compensation System 2020+ is designed to comply with the recommendations set forth in the German Corporate Governance Code in the version dated December 16, 2019.
Best market practice	The design of the Compensation System 2020+ is based on current best market practice.

The Compensation System 2020+ was developed based on the guiding principles shown in CHART 4.12, whereby, for the reasons stated in the section "The Fiscal Year in retrospect," namely the elimination of Management Board functions with regional responsibility associated with the realignment of the operation model under the FME25 program, only global performance targets were applied in the Fiscal Year and not also regional ones.

Components of the Compensation System 2020+

The following illustration shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail in CHART 4.13.

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C 4.13 **COMPONENTS OF THE COMPENSATION SYSTEM 2020+**


COMPENSATION SYSTEM 2020+
Fixed components
Variable components
Base salary
Fringe benefits
Pension commitment
Short-Term Incentive
(Multiplier: 1.05 times base salary)
Financial performance targets
20% Revenue
20% Operating Income
40% Net Income
Non-financial performance target
20% Sustainability
Target achievement cap: 120%
Long-Term Incentive
(Multiplier: 1.35 times base salary)
Financial performance targets
1/3 Revenue Growth
1/3 Net Income Growth
1/3 ROIC
Target achievement cap for financial performance targets: 200%
Overall proceeds cap incl. share price development: 400%
Maximum compensation amount
Maximum compensation for each Management Board member depending on the function
Further design elements
Share ownership
Malus and clawback
Severance payment cap

C 4.14 **COMPENSATION STRUCTURE UNDER THE COMPENSATION SYSTEM 2020+**


29%
40%
31%
71%
BASE SALARY
VARIABLE COMPONENTS
SHORT-TERM INCENTIVE
LONG-TERM INCENTIVE

Compensation structure under the Compensation System 2020+

The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term incentive (SEE CHART 4.14).

Owing to a 71% share of performance-based variable compensation components in target total direct compensation, the compensation of the Management Board is, as a whole, perfor-

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mance-based. Owing to a 40% long-term incentive share (56% of variable compensation components), the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Caps and maximum compensation

The Management Board members' total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compensation component and, for another, by maximum compensation.

For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target short-term incentive amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company's share price development in the relevant vesting period. The General Partner's supervisory board has also agreed a cap option for the variable compensation components in the event that extraordinary developments occur.

The Compensation System 2020+ provides for a maximum amount of total compensation for each member of the Management Board (maximum compensation). Such maximum compensation limits the amounts potentially paid out to and received by a member of the Management Board as compensation from determinations or allocations for a fiscal year, irrespective of the dates on which such amounts are paid out or received. The maximum compensation takes into account all amounts paid out and received under the fixed and variable compensation components and the pension expense of the pension commitment attributable to the relevant fiscal year. A Management Board member's maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member's service agreement. Under the Compensation System 2020+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, it amounts to €12,000 THOUS or $13,434 THOUS for the Chair of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America (now responsible for Care Delivery) and €7,000 THOUS or $7,836 THOUS for any other Management Board function. With a view to his resignation as Chair of

C 4.15 **CAPS AND MAXIMUM COMPENSATION COMPENSATION SYSTEM 2020+**


MAXIMUM COMPENSATION
Maximum compensation amount
200% target achievement cap
400% overall proceeds cap incl. share price development
120% target achievement cap
1.35 times base salary
1.05 times base salary
Allocated amount of the LTI
Target amount of the STI
Maximum amount of the LTI
Maximum amount of the STI
Fixed components
Fixed components
Fixed components
Minimum
at 0% target achievement for variable components
Target Compensation
at 100 % target achievement
Maximum
at maximum target achievement level and achievable payout opportunity for variable compensation components

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the Management Board at the end of September 30, 2022, the maximum compensation of Mr. Rice Powell for the Fiscal Year was reduced my mutual agreement from $13,434 THOUS to approximately $12,034 THOUS.

The review of compliance with the maximum compensation for 2020 may for the first time be conducted in 2023, i.e. when the vesting period of the long-term incentive allocated in 2020 has expired and the amount to be paid out has been finally determined.

The caps and maximum compensation under the Compensation System 2020+ are shown in CHART 4.15.

MANAGEMENT BOARD MEMBERS' COMPENSATION IN THE FISCAL YEAR

The compensation in the Fiscal Year of the current Management Board members or members in office until the end of the Fiscal Year will be described in more detail below. The following tables show their respective total compensation are set out in the section "Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year". Information on the compensation for Management Board members that ceased to hold office before expiry of the Fiscal Year are set out in the section "Former Management Board members' compensation".

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their service agreements mainly consisted of the private use of company cars, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member may be personally taxable. Please see the section "Further information" for details of such tax equalization compensation.

In addition, individual contractual pension commitments have been made to individual Management Board members. Payments to the Management Board members under pension commitments will only become payable when the covered event occurs. The pension commitments are set out in the section "Pension commitments".

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive component, the latter of which includes a mandatory share ownership element, as described in the section "Overview of the Management Board members' compensation in the Fiscal Year". Amounts from this long-term incentive component may be received for the first time in 2023 and are to be invested in shares of the Company which need to be held for at least one year. Details on the target values and target achievement to the allocation of the long-term incentive component made in 2020 can be found in the section "Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year".

In addition, some Management Board members received for their Management Board activities a long-term incentive from outstanding compensation components allocated in previous fiscal years under any of the compensation systems applicable until December 31, 2019. Furthermore, some Management Board members exercised stock options awarded in previous fiscal years. For more detailed information, please see the section "Variable compensation components from allocations made prior to the Compensation System 2020+".

Variable compensation components under the Compensation System 2020+

The variable compensation components applicable under the Compensation System 2020+ to activities in the Fiscal Year are shown in CHART 4.16.

Short-term incentive – MBBP 2020+

Under the Compensation System 2020+, the Management Board members are entitled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company's performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial and one non-financial performance targets.

The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the Management Board member's relevant base salary.

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C 4.16 **VARIABLE COMPENSATION COMPONENTS UNDER THE COMPENSATION SYSTEM 2020+**

VARIABLE COMPENSATION	
SHORT-TERM INCENTIVE	Annual payment in cash after completion of the fiscal year
	Financial targets: Revenue, Operating income and Net income
	Non-financial targets: Sustainability
	Overall target achievement: 0 – 120%
LONG-TERM INCENTIVE	Performance Share Plan with a performance period of three years
	Investment of the proceeds in Company shares acquired on the stock exchange with a holding period of at least one year
	Targets: Revenue growth, Net income growth and Return on invested capital (ROIC)
	Overall target achievement: 0 – 200%

C 4.17 **SHORT-TERM INCENTIVE – MBBP 2020+**


PERFORMANCE PERIOD: 1 YEAR
Base salary
×
Multiplier of 1.05
×
TARGET ACHIEVEMENT
(CAP OF 120%)
=
Payout for
the fiscal year
PERFORMANCE TARGETS (INCL. WEIGHTING)
REVENUE
(20%)
OPERATING
INCOME (20%)
NET INCOME
(40%)
SUSTAINABILITY
(20%)

Functioning

The functioning of the MBBP 2020+ is shown in CHART 4.17.

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria. For the reasons stated in the section "The Fiscal Year in retrospect", the performance targets are no longer measured in part also at regional level, but exclusively at group level.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap).

The following applies to each of the performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120% (cap). If the financial performance values achieved are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement is determined by linear interpolation. The same applies if the total score achieved for the sustainability target lies between the target values for target achievement of 0% to 100% or 100% to 120%.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key performance indicators of the Company and support the Company's strategy of achieving sustainable and profitable growth. The key success factors for continuous growth in revenue are to attract new customers for products as

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T 4.18 SHORT-TERM INCENTIVE – TARGET VALUES AND TARGET ACHIEVEMENT IN THE FISCAL YEAR

	Target values				Actual values			Target achievement
	0%	50%	100%	120%	As reported	Adjust-ments[1]	According to plan terms	
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %
Revenue	≤ 16,589	= 17,510	= 18,432	≥ 18,801	19,398	(1,586)	17,812	66.36
Operating income	≤ 1,525	= 1,715	= 1,906	≥ 1,982	1,512	(172)	1,340	0.00
Net income	< 868	= 868	= 965	≥ 984	673	(90)	583	0.00

[1] According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. Furthermore, in accordance with the plan terms, the effects related to a merger (InterWell Health) were excluded when determining the target achievement.

T 4.19 SHORT-TERM INCENTIVE – SUSTAINABILITY TARGET

	Target values			Target achievement	
	0%	100%	120%	Absolute	Relative
Jahr	in points	in points	in points	in points	in %
2022	≤ 28.00	= 45.00	≥ 56.00	56.00	120.00
2021	≤ 18.00	= 28.00	≥ 34.00	40.25	120.00
2020	≤ 10.75	= 18.00	≥ 20.00	24.50	120.00

well as new patients to increase the number of treatments performed annually, and also to be successful in the other business areas in the health care sector. Operating income and net income reflect the company's ability to operate profitably and thus create value for its shareholders.

The non-financial performance target underlines the Company's commitment to implement its global sustainability program. The sustainability target, which relates to different sustainability areas, reflects the Company's commitment and strategy with respect to environmental, social and governance aspects (ESG).

Financial performance targets

By measuring the performance targets at group (global) level and – in the past depending on the relevant Management Board member's function – at regional level, both the financial performance of the individual regions and that of the group were reflected.

As already reported in the Compensation Report for the fiscal year 2021, the company is realigning its operating model under the FME25 program. Under the significantly simplified structure, the company will operate with only two global segments: Care Enablement and Care Delivery. As already announced in the Compensation Report for the fiscal year 2021, the elimination of Management Board functions with regional responsibility had the effect that the short-term variable compensation for the Fiscal Year for all members of the Management Board, in accordance with the Compensation System 2020+, was subject exclusively to performance targets measured at group level and no longer also partially at regional level.

The target values applied to the financial targets in the Fiscal Year and their achievement are set out in TABLE 4.18.

Sustainability target

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. This performance target underlines the Company's commitment to implement its Global Sustainability Program and is based on a qualitatively measurable sustainability target that relates to various environmental, social and governance aspects (ESG).

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company's operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: responsibility towards patients as well as employees, anti-bribery and anti-corruption, data protection and privacy, human and labor rights, sustainable supply, environment, and occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of the following

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pre-defined management concepts: purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

For the period from 2020 to 2022, the annual progress of the implementation of these sustainability criteria is measured in two steps using a control and calculation model. Further information can be found in the non-financial reporting of the company.

Within the control and calculation model, the degree of implementation of these sustainability criteria is evaluated in a first step using a predefined questionnaire. For each question, 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point can be achieved depending on the degree of implementation. Based on the evaluation of the questionnaire, the score for each sustainability criterion is determined in a second step. The score for each sustainability criterion can also be 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point. To calculate the achieved score for each sustainability criterion, the average of the points over the number of questions per sustainability criterion is calculated. If the thus calculated average deviates from the aforementioned scores, it is rounded down to the next lower score. For example, a score of 0.45 points would lead to a score of 0.25 points for a sustainability criterion.

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The target values set by the General Partner's supervisory board for the Fiscal Year and for the two preceding years as well as the target achievement are set out in TABLE 4.19.

Details on the sustainability target for the short-term variable compensation for the fiscal year 2023 can be found in the section "Outlook for compensation-related changes".

T 4.20 SHORT-TERM INCENTIVE - OVERALL TARGET ACHIEVEMENT IN THE FISCAL YEAR
IN %

Target achievement (weighting)				Overall target achievement
Revenue (20%)	Operating income (20%)	Net income (40%)	Sustainability target (20%)	
66.36	0.00	0.00	120.00	37.27

T 4.21 SHORT-TERM INCENTIVE - AMOUNTS TO BE PAID IN THE YEAR 2023 FOR THE PERFORMANCE IN THE FISCAL YEAR
IN € THOUS

	Base salary	Multiplier	Target amount	Cap (120%)	Overall target achievement in %	Payout amount
Helen Giza[1]	1,385	1.05	1,454	1,745	37.27	542
Franklin W. Maddux, MD[1]	921	1.05	967	1,160	37.27	360
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,340	37.27	416
Rice Powell[1]	2,013	1.05	2,114	2,537	37.27	788
William Valle[1]	1,567	1.05	1,645	1,974	37.27	613

[1] Please note for the amounts as set out herein that the compensation components for Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the General Partner's supervisory board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

TABLE 4.20 shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year.

The overall target achievement for the short-term variable compensation for the Fiscal Year is identical for all Management Board members because the financial performance targets for the short-term variable compensation are no longer measured in part also at regional level but exclusively at group level for the reasons stated in the section "The Fiscal Year in retrospect".

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The amounts to be paid out to the individual Management Board members in 2023 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in TABLE 4.21.

The corresponding information on the short-term variable compensation paid out in the Fiscal Year for the performance in 2021 was previously disclosed in the Compensation Report for the fiscal year 2021.

Long-term incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, so-called Performance Shares were allocated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive.

The Performance Shares allocated to the members of the Management Board under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The amounts received from the Performance Shares (after taxes and duties) are transferred to a credit institution which uses them to purchase shares of the Company on the stock exchange. The shares so acquired are subject to a holding period of at least one year. The amounts resulting from the long-term incentive are therefore not accessible to the Management Board members before the expiry of a period of at least four years.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company's shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in CHART 4.22.

Revenue growth and net income growth are determined at constant currency. According to the plan terms, the underlying financial figures of the financial performance targets may be adjusted for effects from changes in IFRS accounting standards to ensure comparability of the financial figures to the operational performance.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target

C 4.22 LONG-TERM INCENTIVE – MB LTIP 2020


RESTRICTION PERIOD: 4 YEARS
PERFORMANCE PERIOD: 3 YEARS
HOLDING PERIOD: 1 YEAR
Base salary
Multiplier of 1.35
Allocation value
Preliminary number of Performance Shares
WEIGHTING 1/3
WEIGHTING 1/3
WEIGHTING 1/3
REVENUE GROWTH
NET INCOME GROWTH
ROIC
PERFORMANCE TARGETS
TARGET ACHIEVEMENT (CAP OF 200%)
Mandatory investment of the proceeds in Company shares
Proceeds (Cap of 400%)
Company share price (Ø 30 days prior to vesting)
Final number of Performance Shares

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achievement of 200% (cap) applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. At the end of the three-year performance period, the supervisory board of the General Partner determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company's shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares are capped at 400% of the relevant allocation amount.

Amounts from Performance Shares allocated under the MB LTIP 2020 may be received for the first time in 2023 (from the allocation in 2020). Given the fact that the amounts received will be invested in shares to be held for at least one year, the Management Board members will therefore not have access to the corresponding amounts before 2024.

C 4.23 MB LTIP 2020 – LINK OF PERFORMANCE TARGETS TO STRATEGY

PERFORMANCE TARGET	WEIGHTING	RATIONALE AND LINK TO STRATEGY
REVENUE GROWTH	1/3	The key to continue growing Revenue is to attract new product customers, new patients and increase the number of treatments performed each year as well as delivering in the other healthcare businesses. Revenue Growth also reflects the continuous importance of growth for the long-term success of the group.
NET INCOME GROWTH	1/3	On a group level, percentage growth in Net Income is a key performance indicator used for internal management. Net Income Growth reflects the long-term profitability of the group.
ROIC	1/3	ROIC is a profitability measure and expresses how efficiently capital under the Company's control is allocated in the long-term or how well the Company 's capital with regard to a specific investment project is employed.

Link to strategy

In order to achieve long-term profitable growth, the three performance targets revenue growth, net income growth and return on invested capital (ROIC) have been chosen as they reflect the Company's strategic priorities of increasing the business activities and at the same time ensuring a certain level of return of the Company's investments. These performance targets form part of the Company's key performance indicators and support the execution of the Company's long-term strategy (SEE CHART 4.23).

Measurement of target achievement for allocation in the Fiscal Year

For allocations in the Fiscal Year, the target achievement levels of the performance targets growth in revenue and net income growth are calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. The basis for the first annual growth rate is 2021. To ROIC, annual target values apply. The respective target values are disclosed after the end of the three-year performance period.

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T 4.24 PERFORMANCE SHARES ALLOCATED IN THE FISCAL YEAR UNDER THE MB LTIP 2020[1]

	Base salary	Multiplier	Allocation amount	Value per Performance Share at allocation[2]	Number of Performance Shares	Cap (400 %)
	in € THOUS		in € THOUS	in €		in € THOUS
Helen Giza[3]	1,385	1.35	1,870	55.09	32,279	7,480
Franklin W. Maddux, MD[3]	921	1.35	1,243	55.09	20,974	4,972
Dr. Katarzyna Mazur-Hofsäß	1,064	1.35	1,436	55.09	26,074	5,744
Rice Powell[3]	2,013	1.35	2,718	55.09	45,841	10,872
William Valle[3]	1,567	1.35	2,115	55.09	35,678	8,460

[1] The former member of the Management Board Dr. Carla Kriwet received an allocation of 21,346 Performance Shares in the Fiscal Year, which were forfeited in accordance with the applicable plan terms upon her departure from the Management Board.

[2] The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company's shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.

[3] Please note for the amounts as set out herein that the compensation components for Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

Allocation in the Fiscal Year

In the Fiscal Year, the Performance Shares shown in TABLE 4.24 were allocated; their number was determined taking into account the allocation amount (basic compensation multiplied by the multiplier) and the value per Performance Share on the allocation date.

An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section "Overview of outstanding share-based compensation components".

Variable compensation components from allocations made prior to the Compensation System 2020+

Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous fiscal years under one of the compensation systems applicable until December 31, 2019 or exercised stock options awarded to them in previous fiscal years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensation components (including further awards of stock options) are no longer possible.

An overview of the status of these compensation components can be found in the section "Overview of outstanding share-based compensation components".

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the so-called Share Based Award under one of the compensation systems applicable until December 31, 2019, they may in principle receive share-based compensation, at the earliest, after a period of three years following the relevant allocation date. Such compensation is paid in cash in an amount that depends on the stock exchange price of the Company's shares on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of expired service agreements by the company) a shorter period may apply. The Share Based Award is to be classified as long-term compensation.

The Share Based Award is the amount of the one-year variable compensation component that under the compensation systems applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; this amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards is calculated by multiplying the number of virtual shares by the stock exchange price of the Company's shares on the relevant exercise date.

In the Fiscal Year, individual current or former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2019 for the achievement of the performance targets in 2018 (Allocation 2018) that vested in the Fiscal Year (SEE TABLE 4.25).

An overview of the status in the Fiscal Year of the virtual shares allocated under the Share Based Award can be found in the section "Overview of outstanding share-based compensation components".

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T 4.25 PAYOUT FROM THE SHARE BASED AWARDS ALLOCATED IN THE YEAR 2019 FOR THE YEAR 2018[1]

	Allocation amount in € THOUS	Number of virtual shares	Share price at exercise in €	Payout amount in € THOUS
Current members of the Management Board or members in office until the end of the Fiscal Year				
Dr. Katarzyna Mazur-Hofsäß	123	1,805	62.20	112
Rice Powell	977	15,003	60.34	905
William Valle	696	10,675	58.42	624
Former members of the Management Board				
Dr. Olaf Schermeier	323	4,739	59.02	280
Kent Wanzek	377	5,786	60.70	351
Harry de Wit	317	4,642	59.02	274

[1] The plan terms applicable to the Share Based Award entitle to payments in euro.

Long-term incentive plans

To the extent Performance Shares were allocated in earlier fiscal years to then members of the Management Board under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016) or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), they may under certain conditions – under the LTIP 2016 for the last time in the Fiscal Year, and, under the MB LTIP 2019, for the first time in 2023 – receive a share-based, cash-settled compensation from these Performance Shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011) individual members of the Management Board may under certain conditions – and for the last time in 2023 – exercise previously awarded stock options.

An overview of the development in the Fiscal Year of the Performance Shares allocated under the LTIP 2016 and the MB LTIP 2019 as well as of the stock options awarded under the LTIP 2011 can be found in the section "Overview of outstanding share-based compensation components".

LTIP 2016

In the Fiscal Year, individual current or former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2018 under the LTIP 2016. The Performance Shares allocated to the members of the Management Board under the LTIP 2016 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Performance Shares will generally vest, and will be paid out, at the end of a period of four years from each relevant allocation date.

In order to determine the number of Performance Shares to be allocated to the respective Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company's shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each member of the Management Board depended on the achievement of the performance targets. As regards the allocation in 2018, the performance targets relating to the 2018, 2019 and 2020 performance periods were decisive.

The degree of the overall target achievement during the three-year performance period was determined based on the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievement for the 2018, 2019 and 2020 performance periods were each as follows, according to TABLE 4.26.

If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was determined by linear interpolation. The average of the annual target achievement levels over the three-year performance period was used to determine the overall target achievement.

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T 4.26 **LONG-TERM INCENTIVE - TARGET VALUES AND TARGET ACHIEVEMENT FOR THE ALLOCATION 2018 UNDER THE LTIP 2016**

	Target values			Actual values			Target achievement	
	0%	100%	200%	As reported	Adjustments [1]	According to plan terms	Per performance target	Annual
2018								
Revenue growth	≤ 0%	= 7%	≥ 16%	(7.0%)	7.6%	0.6%	8%	
Net income growth	≤ 0%	= 7%	≥ 14%	54.9%	4.8%	59.7%	200%	136%
Return on invested capital (ROIC)	≤ 7.5%	= 7.7%	≥ 7.9%	12.4%	0.0%	12.4%	200%	
2019								
Revenue growth	≤ 0%	= 7%	≥ 16%	5.6%	(2.7%)	2.9%	41%	
Net income growth	≤ 0%	= 7%	≥ 14%	(39.5%)	1.1%	(38.4%)	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	= 7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%	
2020								
Revenue growth	≤ 0%	= 7%	≥ 16%	2.2%	3.1%	5.3%	75%	
Net income growth	≤ 0%	= 7%	≥ 14%	(2.9%)	17.8%	14.9%	200%	92%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%	
OVERALL TARGET ACHIEVEMENT							**81%**	

[1] Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets for the performance period 2019 and underlying the achievement of the ROIC performance target for the performance period 2020 were adjusted for effects resulting from the application of IFRS 16; the figures underlying the achievement of the revenue growth target and of the net income growth target were adjusted for effects resulting from the application of IFRS 15 for the performance period 2018.

Based on the degree of the overall target achievement, the number of Performance Shares to vest was determined for each member of the Management Board. The number of Performance Shares could increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) was possible. After the final determination of the overall target achievement, the number of Performance Shares to vest was multiplied by the average price of the Company's shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest.

TABLE 4.27 provides the amounts paid out in the Fiscal Year from the Allocation 2018 under the LTIP 2016.

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T 4.27 LONG-TERM INCENTIVE - PAYOUT FROM THE ALLOCATION 2018 OF THE LTIP 2016

	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at payout	Payout amount in
	in € THOUS		in %		in €	in € THOUS
Current members of the Management Board or members in office until the end of the Fiscal Year						
Franklin W. Maddux, MD [1,2]	432	5,366	82 [2]	4,400	45.27	228
Dr. Katarzyna Mazur-Hofsäß	734	10,637	81	8,616	29.43 [3]	254
Rice Powell [1]	1,413	17,548	81	14,214	45.27	737
William Valle [1]	707	8,774	81	7,107	45.27	369
Former members of the Management Board						
Michael Brosnan [1]	707	8,774	81	7,107	45.27	369
Dr. Olaf Schermeier	757	9,404	81	7,617	45.27	345
Kent Wanzek [1]	707	8,774	81	7,107	45.27	369
Harry de Wit	757	9,404	81	7,617	45.27	345

[1] Please note for the amounts paid out that the compensation components for Messrs. Franklin W. Maddux, MD, Rice Powell, William Valle, Michael Brosnan and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts for the awarded long-term incentive (payout amount) was done at the closing rates of the vesting date.

[2] The payout shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. For plan participants who were not a member of the Management Board at the date of the allocation, the figures for the performance period 2020 for the allocation 2018 were also adjusted for effects of excess mortality rates of patients due to the COVID-19 pandemic. This adjustment ultimately only affected the achievement of the revenue growth target and resulted in the slightly higher overall target achievement reported herein.

[3] The Allocation 2018 for Dr. Katarzyna Mazur-Hofsäß, who was appointed as a member of the Management Board with effect from September 1, 2018, was made in December 2018 and vested in December 2022. The relevant share price at payout for Dr. Mazur-Hofsäß therefore differs from that for the other Management Board members, for whom the Allocation 2018 was made in July 2018 and vested in July 2022.

LTIP 2011

In the Fiscal Year, individual current or former members of the Management Board exercised stock options awarded to them in previous years under the LTIP 2011.

The stock options awarded under the LTIP 2011 - for the last time in 2015 - may be exercised after the expiry of a four-year vesting period, which begins on the award date, within a further four years - thus for the last time in 2023 - taking into consideration certain blackout periods, the achievement of the performance targets and, subject to deviating agreements in individual cases, the continuation of the service relationship.

The performance target will be achieved in each case if, within the vesting period, either the adjusted earnings per ordinary share have increased by at least 8% per year compared to the respective previous year or, if this is not the case, the compound annual growth rate of the adjusted earnings per ordinary share has increased by at least 8% per year in the four-year vesting period. If, with respect to one or more of the four reference periods within the vesting period, neither the adjusted earnings per share have increased by at least 8% per year compared to the respective previous year nor the compound annual growth rate of the adjusted earnings per share has increased by at least 8% per year in the four-year vesting period, the relevant stock options issued will be forfeited to the extent that the performance target has not been achieved within the vesting period, i.e. by one quarter, by two quarters, by three quarters or in full.

Stock options may generally be exercised at any time after the end of the vesting period outside blackout periods. Blackout periods under the LTIP 2011 are the periods (i) from December 15 to January 15, (ii) from the 21st calendar day before the Annual General Meeting of the Company until the expiry of the day of such Annual General Meeting, (iii) from the date on which the Company publishes an offer to its shareholders to

ANNUAL GENERAL MEETING 2023 23 FRESENIUS MEDICAL CARE

subscribe for new shares in an official stock exchange journal or in the Federal Gazette (Bundesanzeiger) until the date on which the shares of the Company entitled to subscription are listed "ex subscription right" for the first time on the Frankfurt Stock Exchange and (iv) from the 15th calendar day prior to the publication of the quarterly or annual results until the publication of such quarterly or annual results. Any restrictions under capital markets law regarding the exercise of stock options will remain unaffected by the blackout periods.

The exercise price is the closing price of the Company's shares in the electronic "Xetra" trading of Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the 30 calendar days preceding the relevant award date in euro. The exercise price will be adjusted under certain circumstances (e.g. in the event of capital measures of the Company).

Proceeds from the exercise of stock options are, with a view to the new provisions of section 162 AktG, not regarded as compensation awarded or due and, hence, not included in this Compensation Report. An overview of the status of the stock options can be found in the following section "Overview of outstanding share-based compensation components". Information on reportable exercises of stock options is publicly available on www.eqs-news.com in the section "Directors' Dealings" and is posted on the Company's website in the "Investors" section.

Overview of outstanding share-based compensation components

The status of the outstanding share-based components of the Management Board compensation of the current or former members of the Management Board in the Fiscal Year as well as further information are set out in TABLES 4.28 TO 4.30.

The following overview shows the temporal profile of the outstanding share-based compensation components already described in detail in CHART 4.31 and in the respective text sections.

Malus and clawback

Under the Compensation System 2020+, the supervisory board of the General Partner is entitled to withhold or reclaim variable compensation components in cases of a Management Board member's misconduct or non-compliance with his duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the supervisory board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

In the Fiscal Year, there was no reason for the General Partner's supervisory board to make use of these authorizations.

T 4.28 OVERVIEW OF OUTSTANDING PERFORMANCE SHARES (CONTINUATION SEE NEXT PAGE)

	Allocation date	Vesting date	Fair Value at allocation in € THOUS	Number of allocated Performance Shares	Overall target achievement in %	Number of Performance Shares as of December 31, 2022
Current members of the Management Board or members in office until the end of the Fiscal Year						
Helen Giza						
Allocation 2019 (MB LTIP 2019)	December 2, 2019	December 2, 2023	812	13,399	38	5,092
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,070	17,465	58	10,130
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,138	20,941		20,941
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,688	32,279		32,279
TOTAL				**84,084**		**68,442**

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OVERVIEW OF OUTSTANDING PERFORMANCE SHARES (CONTINUATION OF THE PREVIOUS PAGE)

	Allocation date	Vesting date	Fair Value at allocation in € THOUS	Number of allocated Performance Shares	Overall target achievement in %	Number of Performance Shares as of December 31, 2022
Current members of the Management Board or members in office until the end of the Fiscal Year						
Franklin W. Maddux, MD						
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	988	15,954	58	9,253
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,016	18,625		18,625
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,110	20,974		20,974
TOTAL				**55,553**		**48,852**
Dr. Katarzyna Mazur-Hofsäß						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,139	18,588	58	10,781
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,225	22,533		22,533
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,359	26,074		26,074
TOTAL				**80,122**		**64,300**
Rice Powell						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	1,575	25,127	38	9,548
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	2,170	35,030	58	20,317
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	2,231	40,894		40,894
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	2,425	45,841		45,841
TOTAL				**146,892**		**116,600**
William Valle						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,676	27,053	58	15,691
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,723	31,582		31,582
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,888	35,678		35,678
TOTAL				**106,877**		**87,725**

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OVERVIEW OF OUTSTANDING PERFORMANCE SHARES (CONTINUATION OF THE PREVIOUS PAGE)

	Allocation date	Vesting date	Fair Value at allocation in € THOUS	Number of allocated Performance Shares	Overall target achievement in %	Number of Performance Shares as of December 31, 2022
Former members of the Management Board						
Michael Brosnan						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
TOTAL				**12,564**		**4,774**
Dr. Olaf Schermeier						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	907	14,809	58	8,589
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,105	20,328		20,328
TOTAL				**48,064**		**33,829**
Kent Wanzek						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	972	15,694	58	9,103
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,033	18,929		18,929
TOTAL				**47,187**		**32,806**
Harry de Wit						
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	920	15,014	58	8,708
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,012	18,614		18,614
TOTAL				**46,555**		**32,234**

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T 4.29 OVERVIEW OF OUTSTANDING VIRTUAL SHARES ALLOCATED UNDER THE SHARE BASED AWARD[1]

	Number of virtual shares as of December 31, 2022
Current members of the Management Board or members in office until the end of the Fiscal Year	
Helen Giza	815
Dr. Katarzyna Mazur-Hofsäß	5,788
Rice Powell	9,913
William Valle	5,208
Former members of the Management Board	
Dr. Olaf Schermeier	3,839
Kent Wanzek	4,356
Harry de Wit	4,305

[1] All outstanding virtual shares under the Share Based Award were allocated as "allocation 2019" on March 10, 2022, and will in principle vest on March 10, 2023, according to the plan conditions.

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T 4.30 OVERVIEW OF THE STOCK OPTIONS OUTSTANDING IN THE FISCAL YEAR ALLOCATED UNDER THE LTIP 2011[1]

				Development of the number in the Fiscal Year		
	Allocation date	End of term	Exercise price	January 1, 2022	Reductions	December 31, 2022
Current members of the Management Board or members in office until the end of the Fiscal Year						
Franklin W. Maddux, MD						
Allocation 2014[2]	July 28, 2014	July 18, 2022	49.93	15,000	15,000	–
Allocation 2015[2]	July 27, 2015	July 16, 2023	76.99	30,000	–	30,000
Rice Powell						
Allocation 2014	July 28, 2014	July 18, 2022	49.93	74,700	74,700	–
Allocation 2015	July 27, 2015	July 16, 2023	76.99	149,400	–	149,400
William Valle						
Allocation 2015[2]	July 27, 2015	July 16, 2023	76.99	30,000	–	30,000
Former members of the Management Board						
Michael Brosnan						
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	37,350	–
Allocation 2015	July 27, 2015	July 16, 2023	76.99	74,700	–	74,700
Roberto Fusté						
Allocation 2014	July 28, 2014	July 18, 2022	49.93	24,900	24,900	–
Allocation 2015	July 27, 2015	July 16, 2023	76.99	59,760	–	59,760
Dr. Olaf Schermeier						
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	37,350	–
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	–	49,800
Kent Wanzek						
Allocation 2015	July 27, 2015	July 16, 2023	76.99	69,720	–	69,720
Dominik Wehner						
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	–	49,800

[1] The number of stock options allocated at the time equals the number of stock options outstanding at January 1, 2022. The target achievement for the allocation 2014 and the allocation 2015 each was 100%.
[2] These allocations for Messrs. Franklin W. Maddux, MD, and William Valle were made prior to their respective appointments as members of the Management Board.

C 4.31 TEMPORAL PROFILE OF OUTSTANDING SHARE-BASED COMPENSATION COMPONENTS IN THE FISCAL YEAR 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 1 The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations in the text. 2 The Share-Based Award can be exercised after a period of three years from the allocation date. MB LTIP 2019 – PERFORMANCE SHARES Allocation 2019 Vesting period Performance period MB LTIP 2020 – PERFORMANCE SHARES Vesting period Holding period Holding period Holding period Performance period Allocation 2020 Vesting period Vesting period Performance period Performance period Allocation 2021 Allocation 2022 SHARE BASED AWARD 2 Allocation 2019 Vesting period Vesting period Exercise period Performance period LTIP 2011 – OPTIONS Allocation 2015 TEMPORAL PROFILE 1 OF OUTSTANDING SHARE-BASED COMPENSATION COMPONENTS IN THE FISCAL YEAR Payouts A N N U A L G E N E R A L M E E T I N G 2023 FRESENIUS MEDICAL CARE 28

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Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year

TABLE 4.33 shows the individualized compensation awarded and due in the Fiscal Year to each current Management Board member or member in office until the end of the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017.

Under the regime of section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as "awarded". The reporting logic underlying TABLE 4.33 is therefore explained below in the interests of clarity and comprehensibility of the Compensation Report.

For the purposes of TABLE 4.33, compensation is deemed to have been "awarded in the fiscal year" if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term variable compensation, this generally corresponds to the year in which it is paid out.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year, and is shown in TABLE 4.33 for the respective fiscal year, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and to enable the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for the year 2022 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2023, and the columns for the year 2021 contain the short-term incentive for 2021 that was paid out in the Fiscal Year.

Personal investment from variable compensation

In order to have the Management Board members adequately participate in the sustainable corporate development, the General Partner's supervisory board decided in 2021 that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of the long-term incentive allocated to them as members of the Management Board in 2018 under the LTIP 2016 and in 2019 under the MB LTIP 2019. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition.

The portion of the long-term incentive for which a Management Board member acquired or has to acquire shares in the Company from the payout made in the Fiscal Year under the LTIP 2016 (Allocation 2018) depended on the overall target achievement for 2018, 2019 and 2020 as well as the stock market price of the Company's shares to be determined in accordance with the LTIP 2016. Details on the target achievement can be found in the section "LTIP 2016". The net amounts invested in the Fiscal Year or to be invested in 2023 by the current Management Board members or members in office until the end of the Fiscal Year are as follows in TABLE 4.32.

T 4.32 PERSONAL INVESTMENT FROM THE NET LONG-TERM INCENTIVE UNDER THE LTIP 2016 (ALLOCATION 2018)

IN THOUS	Amount	Currency
Dr. Katarzyna Mazur-Hofsäß [1]	36	€
Rice Powell	107	$
William Valle	54	$

[1] Dr. Katarzyna Mazur-Hofsäß was appointed as a member of the Management Board on September 1, 2018. Therefore, the Allocation 2018 for her was made in December 2018 and a compensation from this allocation was awarded in December 2022. Her personal investment from the Allocation 2018 shall be made in a timely manner after the earnings release for the Fiscal Year.

The allocation in 2018 for Mr. Franklin W. Maddux, MD, was made prior to his appointment to the Management Board and is therefore not subject to the aforementioned personal investment. Information on the aforementioned personal investments made by the former members of the Management Board Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit can be found in TABLE 4.35 at the end of this section.

The portion of the long-term incentive for which a member of the Management Board will acquire shares in the Company from the payout expected for 2023 under the MB LTIP 2019 (allocation in 2019) and the amounts to be awarded depend on the overall target achievement under the MB LTIP 2019 and the stock market price of the Company's shares to be determined in accordance with the MB LTIP 2019. Accordingly, the specific amounts to be invested from the amounts received may only be determined in 2023. The members of the Management Board are intended to acquire the shares in the Company after the amounts to be invested have been determined. The investment of the amounts received under the MB LTIP 2020 in shares in the Company as provided for under the MB LTIP 2020 remains unaffected.

Already in 2019 and 2021, the supervisory board of the General Partner had further decided that the Management Board members then in office – with their consent – would acquire shares

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T 4.33 COMPENSATION OF THE CURRENT MEMBERS OF THE MANAGEMENT BOARD OR MEMBERS IN OFFICE UNTIL THE END OF THE FISCAL YEAR (CONTINUATION SEE NEXT PAGE)
IN € THOUS

	Helen Giza Chair and Chief Executive Officer as well as acting Chief Financial Officer Member of the Management Board since November 1, 2019				**Franklin W. Maddux, MD** Global Chief Medical Officer Member of the Management Board since January 1, 2020				**Dr. Katarzyna Mazur-Hofsäß** Chief Executive Officer for Care Enablement Member of the Management Board since September 1, 2018			
	2022		2021[1]		**2022**		2021[1]		**2022**		2021[1]	
	Absolute	**Ratio**	Absolute	Ratio	**Absolute**	**Ratio**	Absolute	Ratio	**Absolute**	**Ratio**	Absolute	Ratio
Base salary	1,385[2]		855		921		778		1,064[6]		920	
Fringe benefits	42		214[3]		174		162		57		60	
TOTAL NON-PERFORMANCE-BASED COMPENSATION	**1,427**	**72%**	**1,069**	**60%**	**1,095**	**65%**	**940**	**47%**	**1,121**	**59%**	**980**	**52%**
Short-term incentive	542	28%	712	40%	360	21%	648	33%	416	22%	892	48%
Long-term incentive	–	–	–	–	228	14%	398	20%	366	19%	–	–
Allocation 2017 (Share Based Award)			–				–				–	
Allocation 2018 (Share Based Award)	–				–				112			
Allocation 2017 (LTIP 2016)			–				398[4]				–	
Allocation 2018 (LTIP 2016)	–				228[4]				254			
TOTAL VARIABLE COMPENSATION	**542**		712		**588**		**1,046**		**782**		**892**	
TOTAL COMPENSATION ACCORDING TO SEC. 162 PARA. 1 SENT. 2 NO. 1 AKTG	**1,969**		**1,781**		**1,683**		**1,986**		**1,903**		**1,872**	
Pension expense	1,245[5]				961[5]				808		2,498[7]	
TOTAL COMPENSATION INCLUDING PENSION EXPENSE	**3,214**		1,781		**2,644**		**1,986**		**2,711**		**4,370**	

[1] Please note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza (until May 15, 2022) and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollar (Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle). The plan terms of the Share Based Award entitle to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rates of the vesting date. The value of the euro against the U.S. dollar was considerably lower in the Fiscal Year than in the year 2021.
[2] The base salary of Ms. Helen Giza was increased in the Fiscal Year with a view to her additional responsibilities (Chair of the Management Board (since December 6, 2022), previously Deputy Chair (since May 16, 2022) and tasks (Chief Transformation Officer).
[3] The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the year 2021, which Ms. Helen Giza received in connection with her appointment to the Management Board.
[4] The award shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. The LTIP 2016 applied equally to members of the Management Board and to plan participants who were not members of the Management Board.
[5] The pension commitment was made in the year 2022. The pension expense set out herein includes the past service cost which refers to the service period rendered since the appointment as a member of the Management Board.
[6] Dr. Katarzyna Mazur-Hofsäß was Chief Executive Officer for Europe, Middle East and Africa (EMEA) until December 31, 2021. The base salary was increased in the Fiscal Year with a view to her new responsibilities as Chief Executive Officer for Care Enablement.
[7] The pension commitment was made in the year 2021. The pension expense set out herein includes the past service cost which refers to the service period rendered since the appointment as a member of the Management Board.

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COMPENSATION OF THE CURRENT MEMBERS OF THE MANAGEMENT BOARD OR MEMBERS IN OFFICE UNTIL THE END OF THE FISCAL YEAR (CONTINUATION OF THE PREVIOUS PAGE)
IN € THOUS

	Rice Powell Member of the Management Board (until September 30, 2022 also Chair and Chief Executive Officer) Member of the Management Board since December 21, 2005[8]				**William Valle** Chief Executive Officer for Care Delivery Member of the Management Board since February 17, 2017			
	2022		2021[1]		**2022**		2021[1]	
	Absolute	**Ratio**	Absolute	Ratio	**Absolute**	**Ratio**	Absolute	Ratio
Base salary	2013		1,708		1,567[9]		1,319	
Fringe benefits	215		315		284		242	
TOTAL NON-PERFORMANCE-BASED COMPENSATION	**2,228**	**48%**	**2,023**	**37%**	**1,851**	**54%**	**1,561**	**42%**
Short-term incentive	788	17%	1,422	26%	613	18%	1,017	27%
Long-term incentive	1,642	35%	1,979	36%	993	29%	1,131	30%
Allocation 2017 (Share Based Award)			677				480	
Allocation 2018 (Share Based Award)	905				624			
Allocation 2017 (LTIP 2016)			1,302				651	
Allocation 2018 (LTIP 2016)	737				369			
TOTAL VARIABLE COMPENSATION	**2,430**		**3,401**		**1,606**		**2,148**	
TOTAL COMPENSATION ACCORDING TO SEC. 162 PARA. 1 SENT. 2 NO. 1 AKTG	**4,658**		**5,424**		**3,457**		**3,709**	
Pension expense					1,469		1,348	
TOTAL COMPENSATION INCLUDING PENSION EXPENSE	**4,658**		**5,424**		**4,926**		**5,057**	

[1] Please note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza (until May 15, 2022) and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollar (Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle). The plan terms of the Share Based Award entitle to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rates of the vesting date. The value of the euro against the U.S. dollar was considerably lower in the Fiscal Year than in the year 2021.

[8] The pension commitment was made in the year 2021. The pension expense set out herein includes the past service cost which refers to the service period rendered since the appointment as a member of the Management Board.

[9] Mr. William Valle was Chief Executive Officer for North America (NA) until December 31, 2021. The base salary was increased in the Fiscal Year with a view to his new responsibilities as Chief Executive Officer for Care Delivery.

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in the Company on the stock exchange for a portion of their short-term incentive for 2018 and 2020, respectively, in order to adequately reflect the business development in those years. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition.

The number of shares (including American Depositary Shares (ADSs)) acquired by the current or former members of the Management Board in the course of the aforementioned personal investments are shown in TABLE 4.35, with two ADSs representing one share. Reportable disposals of shares after the end of the respective holding period are published on www.eqs-news.com in the section "Directors' Dealings".

Other benefits and commitments

The following information concern benefits and commitments to members of the Management Board within the meaning of section 162 para. 2 AktG and related disclosures.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company's group is offset against the compensation of the respective member of the Management Board. If the supervisory board of the General Partner resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company's group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension commitments

The General Partner made the following pension commitments to the current Management Board members or members in office during the Fiscal Year.

Defined benefit pension commitments

The Management Board members Dr. Katarzyna Mazur-Hofsäß, Rice Powell and William Valle, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) contractual pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient's most recent base salary. Management Board members who have been members of the Management Board for at least ten years at the time of conclusively ending active work have this entitlement after having reached the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% for each calendar month that the Management Board member retires from active work before reaching the age of 65.

The retirement pension is based on 30% of the last base salary (for the Management Board members Dr. Katarzyna Mazur-Hofsäß and Rice Powell) or the 5-year average of the last base salaries (for the Management Board member William Valle) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current retirement pensions increase according to statutory requirements (section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member's natural legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no

T 4.34 DEVELOPMENT AND STATUS OF PENSION COMMITMENTS
IN € THOUS

	January 1, 2022	Change [1]	December 31, 2022 [2]
Dr. Katarzyna Mazur-Hofsäß	2,498	(510)	1,988
Rice Powell [3]	15,420	(1,849)	13,571
William Valle	5,964	(539)	5,425
TOTAL	**23,882**	**(2,898)**	**20,984**

[1] The decrease in the Fiscal Year was mainly attributable to adjustments to the discount rate.
[2] The pension commitment of Messrs. Rice Powell and William Valle is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0.95 /$1 was applied.
[3] The amounts shown for Mr. Rice Powell include vested benefits from his participation in employee pension plans of Fresenius Medical Care North America, which provide for payment of a retirement pension after having reached the age of 65 and the payment of reduced benefits after having reached the age of 55. In March 2002, the claims under the pension plans were frozen at the level then applicable.

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T 4.35 INFORMATION ON THE PERSONAL INVESTMENT FROM THE VARIABLE COMPENSATION

	Underlying compensation component	Date of the personal investment	End of the holding period	Type of the equity instruments	Number of purchased equity instruments
Current members of the Management Board or members in office until the end of the Fiscal Year					
Helen Giza	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	ADSs	8,700
Franklin W. Maddux, MD	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADSs	8,000
Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for the year 2018	March 8, 2018	March 8, 2022	Shares	1,205
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	Shares	3,295
Rice Powell	Short-Term Incentive for the year 2018	March 7, 2019	March 7, 2022	ADSs	6,000
		March 8, 2019	March 8, 2022	ADSs	6,000
		March 11, 2019	March 11, 2022	ADSs	4,560
	Short-Term Incentive for the year 2020	March 12, 2021	March 12, 2024	ADSs	16,415
	Allocation 2018 under the LTIP 2016	December 2, 2022	December 2, 2025	ADSs	6,569
William Valle	Short-Term Incentive for the year 2018	March 5, 2019	March 5, 2022	Shares	4,000
	Short-Term Incentive for the year 2020	March 22, 2021	March 22, 2024	ADSs	8,850
	Allocation 2018 under the LTIP 2016	December 14, 2022	December 14, 2025	ADSs	3,295
Former members of the Management Board					
Michael Brosnan	Short-Term Incentive for the year 2018	March 4, 2019	March 4, 2022	ADSs	8,350
Dr. Olaf Schermeier	Short-Term Incentive for the year 2018	February 26, 2019	February 26, 2022	Shares	3,550
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	3,730
	Allocation 2018 under the LTIP 2016	December 5, 2022	December 5, 2025	Shares	1,630
Kent Wanzek	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	3,855
		March 1, 2019	March 1, 2022	Shares	509
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADSs	7,639
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	ADSs	3,397
Harry de Wit	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	2,425
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	2,650
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	Shares	1,630

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longer than they reach 25 years of age. However, all orphan's pensions and the surviving spouse's pension, taken together, must not exceed 90% of the Management Board member's pension claim. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive, however the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor's pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

The development and status of the pension commitments pursuant to IAS 19 are shown in TABLE 4.34.

Defined contribution pension commitments

The Management Board members Helen Giza and Franklin W. Maddux, MD, each of whom were appointed to the Management Board after January 1, 2019, were each made a pension commitment within the framework of a defined contribution plan. The corresponding pension commitment that had been made to Dr. Carla Kriwet in the Fiscal Year forfeited as a result of her departure from the Management Board.

The pension commitments to Helen Giza and Franklin W. Maddux, MD, each were made upon the prolongation of their respective service agreement. During the first three years from the granting of the pension commitment, there is generally a waiting period for the granting of benefits. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary is paid for the respective Management Board member retrospectively for the period from the appointment as a member of the Management Board, which determines the future benefit amount. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan provides for survivors' benefits (Hinterbliebenenversorgung) and benefits after the occurrence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death and occupational disability are covered already upon granting of the pension commitment.

The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows:

T 4.36 **DEFINED CONTRIBUTION PENSION COMMITMENTS**
IN € THOUS

	Insurance contribution 2022	Present value as of December 31, 2022
Helen Giza	1,245	1,180
Franklin W. Maddux, MD	961	932
TOTAL	**2,206**	**2,112**

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $9,150 (€8,689) (2021: $8,700 (€7,356)) vested in the Fiscal Year in each case. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Management Board will receive, for a period of up to two years, non-compete compensation in principle amounting to half of the respective annual base salary for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years' compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the General Partner has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount

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due between the time of death and the scheduled expiration of the relevant service agreement.

Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year

Dr. Carla Kriwet was a member and Chair of the Management Board from October 1, 2022 to December 5, 2022. The supervisory board of the General Partner has agreed with Dr. Carla Kriwet with a view to her departure from the Management Board that her service agreement ended with the expiry of the Fiscal Year. Dr. Kriwet was entitled to payment of her base salary until this date. In addition, Dr. Kriwet is entitled to short-term variable compensation for the Fiscal Year in accordance with the relevant plan conditions and the targets agreed upon therein. The entitlement to payments of up to €1,300 THOUS for forfeited compensation benefits from a previous service relationship agreed with Dr. Kriwet on conclusion of her service agreement remains unaffected; corresponding payments can become due in March 2024 and in March 2025. Dr. Kriwet has no entitlement to the long-term variable compensation allocated to her in the Fiscal Year and no entitlement to pension payments. It was agreed with Dr. Carla Kriwet that she is entitled to a severance payment in the amount of an annual base salary of €1,800 THOUS. A post-contractual non-competition clause was agreed with Dr. Kriwet for the period from December 6, 2022 to December 5, 2024. The compensation that Dr. Kriwet receives for the two-year post-employment non-competition covenant amounts to €1,800 THOUS. Dr. Kriwet is entitled to use of her company car for the period until December 5, 2024. Furthermore, it was agreed with Dr. Kriwet that she will be reimbursed for the costs of legal advice she retained in connection with her departure from the Management Board.

Mr. Rice Powell was a member of the Management Board until the end of the Fiscal Year. The supervisory board of the General Partner has agreed with Mr. Rice Powell with a view to his retirement from the Management Board that the short-term and long-term variable compensation components allocated to him until the end of the Fiscal Year are exercisable and payable in accordance with the respective plan conditions and the targets and due dates agreed upon therein. Beginning January 1, 2023, Mr. Powell is entitled to a retirement pension in accordance with the pension commitment described above. A post-employment non-competition covenant was agreed with Mr. Rice Powell for the period from January 1, 2023 to December 31, 2023. The compensation that Mr. Powell receives for the one-year post-employment non-competition covenant amounts to $1,060 THOUS (€994 THOUS) and is to be offset against his retirement pension. The supervisory board of the General Partner has agreed with Mr. Powell that he will be available as a consultant to the Management Board for the period from January 1, 2023 to December 31, 2023 and will receive a consulting fee for this in the amount of up to $25 THOUS (€23 THOUS) per month and, if necessary, reimbursement of reasonable expenses.

Further information

Compensation of the U.S. members of the Management Board Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the United States only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

To the extent permitted by law, the General Partner undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

FORMER MANAGEMENT BOARD MEMBERS' COMPENSATION

Dr. Carla Kriwet was a member of the Management Board until December 5, 2022. In the Fiscal Year, Dr. Kriwet was awarded payments on her base salary of €450 THOUS for the period from October 1, 2022 to December 31, 2022, as well as a severance payment amounting to an annual base salary of €1,800 THOUS. For her willingness to take up her post early on October 1, 2022 rather than on January 1, 2023, Dr. Kriwet received an inaugural bonus of €100 THOUS. In addition, Dr. Kriwet received a payment of €600 THOUS for forfeited compensation benefits from a previous service relationship. In accordance with the applicable plan conditions, Dr. Kriwet was awarded short-term variable compensation for the Fiscal Year in the amount of €176 THOUS. Dr. Kriwet also was awarded fringe benefits in the form of the use of a company car and

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the reimbursement of the costs for legal advice she retained in connection with her departure from the Management Board as well as contributions to accident, long-term care and health insurances in the amount of €47 THOUS in the Fiscal Year. The total compensation of €3,173 THOUS (2021: €0 THOUS) awarded to Dr. Kriwet in the Fiscal Year consists of 94% fixed compensation components and 6% short-term variable compensation components.

Dr. Olaf Schermeier was a member of the Management Board until December 31, 2021. In the Fiscal Year, Dr. Schermeier was awarded long-term variable compensation in the amount of €625 THOUS (2021: €969 THOUS). Dr. Schermeier also received fringe benefits in the form of the reimbursement of the costs for legal advice he retained in connection with his resignation from the Management Board in the amount of €19 THOUS in the Fiscal Year (2021: €88 THOUS in relation to the total fringe benefits received as a Management Board member in office at the time). The total compensation of €644 THOUS (2021: €2,860 THOUS) awarded to Dr. Schermeier in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Kent Wanzek was a member of the Management Board until December 31, 2021. In the Fiscal Year, Mr. Wanzek was awarded long-term variable compensation in the amount of €720 THOUS (2021: €947 THOUS). In the Fiscal Year, Mr. Wanzek also received fringe benefits in the form of equalization payments with regard to the tax burden resulting from different tax rates in Germany and the U.S. (net compensation) in the amount of €20 THOUS (2021: €68 THOUS, or respectively, in relation to the total fringe benefits received as a Management Board member in office at the time, €158 THOUS). The total compensation of €740 THOUS (2021: €3,024 THOUS) awarded to Mr. Wanzek in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Harry de Wit was a member of the Management Board until December 31, 2021. In the Fiscal Year, Mr. de Wit was awarded long-term variable compensation in the amount of €619 THOUS (2021: €944 THOUS). In the Fiscal Year, Mr. de Wit also received fringe benefits in the form of premiums for life insurance policies in the amount of €18 THOUS (2021: €18 THOUS, or respectively, in relation to the total fringe benefits received as a Management Board member in office at the time, €331 THOUS). The total compensation of €637 THOUS (2021: €3,362 THOUS) awarded to Mr. de Wit in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Michael Brosnan was a member of the Management Board until October 31, 2019. In the Fiscal Year, Mr. Brosnan was awarded long-term variable compensation in the amount of €369 THOUS (2021: €651 THOUS). In the Fiscal Year, Mr. Brosnan also received fringe benefits in the form of equalization payments with regard to the tax burden resulting from different tax rates in Germany and the U.S. (net compensation) in the amount of €13 THOUS (2021: €0 THOUS). The total compensation of €382 THOUS (2021: €651 THOUS) awarded to Mr. Brosnan in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Roberto Fusté was a member of the Management Board until March 31, 2016. In the Fiscal Year, Mr. Fusté received pension payments in the amount of €293 THOUS (2021: €274 THOUS). The total compensation of €293 THOUS (2021: €274 THOUS) granted to Mr. Fusté in the Fiscal Year is composed of 100% fixed compensation components.

Prof. Emanuele Gatti was a member of the Management Board until March 31, 2014. In the Fiscal Year, Prof. Gatti received pension payments in the amount of €378 THOUS (2021: €355 THOUS). The total compensation of €378 THOUS (2021: €355 THOUS) granted to Prof. Gatti in the Fiscal Year is composed of 100% fixed compensation components.

Dr. Rainer Runte was a member of the Management Board until March 31, 2014. In the Fiscal Year, Dr. Runte received pension payments in the amount of €12 THOUS (2021: €0 THOUS). The total compensation of €12 THOUS (2021: €0 THOUS) granted to Dr. Runte in the Fiscal Year is composed of 100% fixed compensation components.

Members of the Management Board who ceased to hold office prior to the end of 2012 in total received pension payments of €5 THOUS (2021: €0 THOUS) in the Fiscal Year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation "awarded" in the Fiscal Year is defined, please refer to the respective aforementioned statements regarding the compensation for the current Management Board members or members in office until the end of the Fiscal Year. To the extent the aforementioned former members of the Management Board were awarded long-term variable compensation in the Fiscal Year, this is based on the Allocation 2018 under the LTIP 2016 or under the Share Based Award, respectively.

COMPENSATION OF THE MEMBERS OF THE SUPERVISORY BOARD

The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the Company. In view of these tasks which carry a high degree of responsibility, the members of the

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supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the supervisory board in the future. Thus, appropriate compensation of the supervisory board members contributes to the promotion of the business strategy and the long-term development of the Company.

The Annual General Meeting of the Company on August 27, 2020 approved both the compensation for the Supervisory Board applicable at that time and the compensation applicable since January 1, 2021 by a majority of more than 98% of the votes cast. The resolution of the Company's general meeting on the Supervisory Board members' compensation can be found on the Company's website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

The compensation of the members of the Supervisory Board and the General Partner's supervisory board is governed by Article 13 of the Company's and the General Partner's respective Articles of Association, which are largely identical. This ensures that compensation of the Supervisory Board members on the one hand and the General Partner's supervisory board members on the other hand are aligned with each other. Unless otherwise indicated, the following statements therefore refer to compensation of both the Supervisory Board members and the General Partner's supervisory board members.

The members of the Supervisory Board receive compensation from the Company and the members of the General Partner's supervisory board from the General Partner. The compensation paid to the members of the General Partner's supervisory board and to the members of its committees is charged to the Company in accordance with Article 7 para. 3 of the Company's Articles of Association.

Compensation as provided for in Article 13 of the Articles of Association

According to Article 13 of the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve in committees of the supervisory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis.

In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with Article 13 of the respective Articles of Association in the version applicable in the Fiscal Year as follows:

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2021: $160 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The chair of the supervisory board received additional compensation of $160 THOUS (2021: $160 THOUS) and the vice chair received additional compensation of $80 THOUS (2021: $80 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2021: $40 THOUS) for the full Fiscal Year. A member of a committee who served as chair or vice chair of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2021: $40 THOUS and $20 THOUS, respectively), payable in identical installments at the end of a calendar quarter. No separate compensation was awarded to supervisory board members who were members of the Joint Committee of the Company or performed the functions of chairs and vice chairs. In accordance with Article 13e para. 3 of the Articles of Association of the Company, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Deduction and offset clauses

To the extent a member of the Supervisory Board at the same time is a member of the General Partner's supervisory board and receives compensation for these activities, such compensation will be reduced by half. The same applies to the additional compensation paid to the chair and the vice chair of the supervisory board if a person performs this function on the Supervisory Board and the General Partner's supervisory board at the same time. If the vice chair of the Supervisory Board or the General Partner's supervisory board at the same time is the chair of the General Partner's supervisory board or the Supervisory Board, that person will not receive additional compensation for the activity as vice chair. If a member of a committee of the Supervisory Board at the same time is a member of a committee of the General Partner's supervisory board and receives compensation for these activities, these compensation payments will be offset against each other in the corresponding amount, provided that the committees have the same type of functions and competences.

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T 4.37 COMPENSATION AWARDED OR DUE OF THE CURRENT OR FORMER MEMBERS OF THE SUPERVISORY BOARD[1]
IN € THOUS

	Compensation for supervisory board activities for the General Partner		Compensation for supervisory board activities for the Company		Compensation for committee services for the General Partner		Compensation for committee services for the Company		Overall compensation awarded or due	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Current members of the supervisory board										
Dr. Dieter Schenk	76	71	228	212	76	78	57	46	437	407
Michael Sen[2]	76	-	-	-	38	-	-	-	114	-
Rolf A. Classon	76	71	152	141	38	56	133	130	399	398
Sara Hennicken[3]	50	-	-	-	-	-	-	-	50	-
Gregory Sorensen, MD[4]	76	43	76	43	-	-	-	-	152	86
Dr. Dorothea Wenzel[5]	-	-	152	141	-	-	76	43	228	184
Pascale Witz[6]	76	43	76	98	-	-	57	46	209	187
Prof. Dr. Gregor Zünd[7]	-	-	152	141	-	-	-	-	152	141
Former members of the supervisory board										
Rachel Empey[8]	102	141	-	-	-	-	-	-	102	141
Stephan Sturm[9]	228	283	-	-	114	141	-	-	342	424
TOTAL	**760**	**652**	**836**	**776**	**266**	**275**	**323**	**265**	**2,185**	**1,968**

[1] Shown without value added tax and without withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.
[2] Member and Chair of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
[3] Member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
[4] Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Gregory Sorensen, MD, was appointed as a member of the supervisory board of the General Partner and of the Company as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
[5] Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
[6] Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Pascale Witz was appointed as a member of the supervisory board of the General Partner as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
[7] Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
[8] Former member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner. Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Rachel Empey was a member of the supervisory board of the General Partner only until August 31, 2022, and, therefore, received compensation payments for these activities to be set out herein only until this date.
[9] Former member and Chair of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner. Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Stephan Sturm was a member and Chair of the supervisory board of the General Partner only until September 30, 2022, and, therefore, received compensation payments for these activities to be set out herein only until this date.

ANNUAL GENERAL MEETING 2023 39 FRESENIUS MEDICAL CARE

Fringe benefits and insurance protection

Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including the statutory value-added tax owed by them.

A Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to management board members under German stock corporation law.

No variable compensation

The compensation awarded and due to the supervisory board members in the Fiscal Year exclusively comprises fixed compensation components.

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current or former members of the Supervisory Board and the General Partner's supervisory board, including the amount charged by the General Partner to the Company, is shown in TABLE 4.37.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

COMPARATIVE PRESENTATION OF THE DEVELOPMENT OF THE COMPENSATION

The development of the compensation awarded and due to the current or former members of the Management Board as well as of the Supervisory Board and the General Partner's supervisory board, the development of the Company's earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in TABLE 4.38.

Key indicators for the performance of the Company

For the purposes of a comparative presentation of the Company's performance, in addition to the Company's annual results for the year under German commercial law, which shows the Company's earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicator of the group and as performance targets for the Management Board members' variable compensation.

Information on the compensation awarded and due

Since the compensation report for the 2021 fiscal year, the compensation has been reported in accordance with the new section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the information contained in TABLE 4.38 on the compensation of the members of the Management Board and the respective supervisory board in 2018, 2019, 2020 and 2021, too, is reported in accordance with the reporting logic applied in the compensation tables in the section "Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year". The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the Compensation Reports for fiscal years 2018, 2019 and 2020.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members' compensation are in principle determined at constant currency.

As disclosed in the Compensation Reports for the relevant fiscal years, the figures used for determining the level of target achievement and for determining the Management Board members' compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards. For instance, the Company implemented IFRS 15 in 2018 and IFRS 16 in 2019. The initial application of each of these accounting standards has a material impact on some of the figures shown in the compensation comparison (revenue, net income, operating income, ROIC), making it more difficult to compare these figures for 2018 to those for 2019.

Consequently, there is only a limited degree of comparability between the figures relating to each fiscal year shown in TABLE 4.38 and the corresponding amounts of the Management Board members' compensation and, in particular, between these figures in terms of their respective annual change.

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T 4.38 COMPARATIVE PRESENTATION OF THE DEVELOPMENT OF THE COMPENSATION (CONTINUATION SEE NEXT PAGE)
IN € THOUS

	2022	Change in %	2021	Change in %	2020	Change in %	2019	Change in %	2018
Revenue	19,398,017	10	17,618,685	(1)	17,859,063	2	17,476,555	6	16,546,873
Operating income	1,511,755	(18)	1,852,290	(20)	2,304,409	2	2,269,558	(25)	3,037,798
Net income	673,405	(31)	969,308	(17)	1,164,377	(3)	1,199,619	(39)	1,981,924
ROIC	3.3%	(33)	4.9%	(16)	5.8%	(5)	6.1%	(51)	12.4%
Annual result according to the statutory financial statements of Fresenius Medical Care AG & Co. KGaA	(1,141,219)	n. a.	1,737,017	n. a.	(1,357,242)	n. a.	676,709	n. a.	(937,906)
Average employees' compensation	52.3	15	45.4	(2)	46.2	2	45.5	2	44.6
Current members of the Management Board or members in office until the end of the Fiscal Year									
Helen Giza	1,969	11	1,781	(12)	2,014	185	707	n. a.	–
Franklin W. Maddux, MD	1,683	(15)	1,986	(33)	2,949	n. a.	–	n. a.	–
Dr. Katarzyna Mazur-Hofsäβ	1,903	2	1,872	(6)	1,993	4	1,925	33	1,447
Rice Powell	4,658	(14)	5,424	(29)	7,642	88	4,060	(1)	4,082
William Valle	3,457	(7)	3,709	(16)	4,402	88	2,345	(8)	2,548
Former members of the Management Board									
Michael Brosnan	382	(41)	651	(83)	3,813	(16)	4,561	107	2,207
Roberto Fusté	293	7	274	(87)	2,157	245	626	97	317
Prof. Emanuele Gatti	378	6	355	–	355	–	355	(51)	729
Dr. Carla Kriwet	3,173	n. a.	–	n. a.	–	n. a.	–	n. a.	–
Dr. Rainer Runte	12	n. a.	–	n. a.	–	n. a.	–	n. a.	–
Dr. Olaf Schermeier	644	(75)	2,578	(15)	3,042	42	2,136	14	1,868
Kent Wanzek	740	(71)	2,554	(30)	3,654	77	2,059	8	1,911
Harry de Wit	637	(77)	2,814	(13)	3,243	91	1,698	(3)	1,745

COMPARATIVE PRESENTATION OF THE DEVELOPMENT OF THE COMPENSATION (CONTINUATION OF THE PREVIOUS PAGE) IN € THOUS 2022 Change in % 2021 Change in % 2020 Change in % 2019 Change in % 2018 Current members of the supervisory boards Dr. Dieter Schenk 437 7 407 32 308 4 296 — 296 Michael Sen 114 n. a. — n. a. — n. a. — n. a. — Rolf A. Classon 399 0 398 42 280 (2) 285 (7) 305 Sara Hennicken 50 n. a. — n. a. — n. a. — n. a. — Gregory Sorensen, MD 152 77 86 n. a. — n. a. — n. a. — Dr. Dorothea Wenzel 228 24 184 139 77 71 45 n. a. — Pascale Witz 209 12 187 24 151 9 139 (3) 143 Prof. Dr. Gregor Zünd 152 8 141 83 77 (3) 79 216 25 Former members of the supervisory boards Rachel Empey 102 (28) 141 83 77 (3) 79 (45) 143 Stephan Sturm 342 (19) 424 60 265 3 257 (9) 282 A N N U A L G E N E R A L M E E T I N G 2023 FRESENIUS MEDICAL CARE 41

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Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award in the meaning of this Compensation Report from the long-term variable compensation to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

Compensation of the supervisory boards

The variable compensation component previously in place for the respective supervisory boards was eliminated with effect from January 1, 2021 and, to compensate for this, the fixed compensation of the members of the respective supervisory boards was increased in view of the significant increase in the scope of monitoring and advisory activities.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on a full-time equivalent basis at group companies worldwide in the respective fiscal year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

OUTLOOK FOR COMPENSATION-RELATED CHANGES

The company intends to complete the realignment of its operating model under the FME25 program in 2023. Under the new model, the Company will operate with a significantly simplified structure of only two global segments in the future: Care Enablement and Care Delivery. The already described, associated elimination of Management Board functions with regional responsibility will have the effect that in 2023, as was the case in the Fiscal Year, the short-term incentive for the members of the Management Board in accordance with the Compensation System 2020+ will be measured exclusively on a global level and no longer also in part on a regional level.

The non-financial performance target for the short-term incentive of the members of the Management Board described in the section "Sustainability target" was initially set for the years 2020 to 2022. The supervisory board of the General Partner has therefore set a new non-financial performance target for 2023, with an unchanged weighting of 20% for the short-term incentive. Under the new sustainability target for the short-term incentive, there are three equally weighted sustainability criteria: patient satisfaction, employee satisfaction, and the sustainability assessment of the company's products and services portfolio. The target achievement for the sustainability target will be determined on the basis of third-party assurance.

The Supervisory Board will submit a fully revised compensation system for approval at the Company's 2024 Annual General Meeting.

AUDITOR'S REPORT

To Fresenius Medical Care AG & Co. KGaA, Hof an der Saale

We have audited the remuneration report of Fresenius Medical Care AG & Co. KGaA, Hof an der Saale, for the financial year from January 1 to December 31, 2022 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Aktiengesetz: German Stock Corporation Act].

Responsibilities of the Executive Directors and the Supervisory Board

The executive directors and the supervisory board of Fresenius Medical Care AG & Co. KGaA are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive directors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

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An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related disclosures, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The objective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of remuneration report including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2022, including the related disclosures, complies in all material respects with the accounting provisions of §162 AktG.

Reference to an Other Matter – Formal Audit of the Remuneration Report according to §162 AktG

The audit of the content of the remuneration report described in this auditor's report includes the formal audit of the remuneration report required by §162 Abs. [paragraph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by §162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report.

Restriction on use

We issue this auditor's report on the basis of the engagement agreed with Fresenius Medical Care AG & Co. KGaA. The audit has been performed only for purposes of the company and the auditor's report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor's report is only towards the company in accordance with this engagement. The auditor's report is not intended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third parties are included in the scope of protection of the underlying engagement. §334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived.

Frankfurt am Main, February 24, 2023

PRICEWATERHOUSECOOPERS GMBH
Wirtschaftsprüfungsgesellschaft

(SGD. PETER KARTSCHER)
Wirtschaftsprüfer
(German Public Auditor)

(SGD. HOLGER LUTZ)
Wirtschaftsprüfer
(German Public Auditor)

ANNUAL GENERAL MEETING 2023 44 FRESENIUS MEDICAL CARE

III. FURTHER INFORMATION REGARDING THE CONVENING

TOTAL NUMBER OF SHARES AND VOTING RIGHTS

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 293,413,449 non-par value shares and consists solely of bearer shares, having one vote per share. The Company does not hold any treasury shares at the time of convening the Annual General Meeting. Therefore, there are 293,413,449 voting rights at the time of the convening of the Annual General Meeting.

INFORMATION ON THE IMPLEMENTATION OF THE VIRTUAL ANNUAL GENERAL MEETING

The General Partner has resolved, with the approval of the Supervisory Board, to hold the General Meeting in accordance with section 278 (3) AktG in conjunction with section 118a AktG and section 26n (1) EGAktG as a virtual General Meeting. Physical attendance by shareholders and their proxies (with the exception of the proxies of the Company) at the location of the General Meeting is excluded.

Holding the General Meeting as a virtual General Meeting enables in particular shareholders resident abroad to participate in the General Meeting and exercise all meeting-related shareholder rights without having to travel to a meeting location for this purpose. In addition, the virtual format also serves to protect the health of the shareholders and of the persons present at the meeting location. Shareholders' rights in the virtual General Meeting in accordance with the newly introduced section 118a AktG (as described below) essentially correspond to those in a General Meeting held in presence and partially even go beyond them.

The Company has set up an internet-based, password-protected General Meeting and voting system (Shareholder Portal) for the purpose of conducting the virtual General Meeting. The Shareholder Portal enables shareholders or their proxies to participate in the virtual General Meeting by connecting electronically and to exercise meeting-related shareholder rights by means of electronic communication.

The Shareholder Portal can be accessed via the Company's website at www.freseniusmedicalcare.com/en/agm/ and is expected to be activated as of 25 April 2023. Access to the Shareholder Portal requires the entry of access data which will be sent to shareholders or their proxies after proper registration and evidence of shareholding.

Shareholders or their proxies may exercise their voting rights by means of electronic communication or by issuing a power of attorney and instructions to the proxies appointed by the Company. Prior to the meeting, shareholders who have properly registered and provided evidence of their shareholding or their proxies may also submit statements by electronic communication. During the meeting, shareholders or their proxies who are electronically connected to the meeting will be granted the right to speak at the meeting by means of video communication. As part of their right to speak at the meeting via video communication, they are also entitled to submit motions and election proposals and to request information from the General Partner, as well as to declare objections to resolutions of the General Meeting in the minutes via electronic communication. Further details on this are described below.

In view of the special features of the virtual General Meeting, we ask shareholders to pay particular attention to the following information on registering for the General Meeting as well as on exercising voting rights and other shareholder rights. In view of the new legal framework, there are significant changes compared with both physical General Meetings and the last virtual General Meeting held in accordance with the special legislation enacted in response to the COVID-19 pandemic.

REQUIREMENTS FOR THE PARTICIPATION AT THE GENERAL MEETING AND THE EXERCISE OF VOTING RIGHTS

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of **9 May 2023 (24:00 hours CEST)**, at the latest, at one of the following contact options:

Fresenius Medical Care AG & Co. KGaA
c/o Computershare Operations Center
80249 Munich
Germany
or e-mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to participate at the General Meeting and to exercise voting rights are entitled to such rights. As evidence of such entitlement, shareholders must, by the end of **9 May 2023 (24:00 hours CEST)**, at the latest, provide evidence of their shareholding issued by the ultimate intermediary (usually their depositary institution) in text form in the German or the English language to the aforementioned address referring to the beginning of 25 April 2023 (00:00 hours CEST) (Evidence Date). After receipt of the registration and evidence of shareholding, registered shareholders will receive access cards on which the number of votes and the necessary access data for the inter-net-based, password-protected General Meeting and Voting System (Shareholder Portal) are printed. In order to ensure that the access cards are received in time, we ask shareholders to ensure that they register and send evidence of their shareholding to the Company in good time. As regards the participation at the General Meeting and the exercise of voting rights, only those who have provided evidence of shareholding are considered shareholders in relation to the Company. The right of participation at the General Meeting and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even a full or partial sale of the shareholding after the Evidence Date does not affect the right to participate and the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not yet hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate at the General Meeting and exercise voting rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to divi-dend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the General Meeting. EXERCISE OF THE VOTING RIGHT Voting rights may be exercised only by postal vote (also by means of electronic communication) or by granting power of attorney and issuing instructions to the proxies appointed by the Company. The exercise of voting rights requires proper registration and evi-dence of shareholding in accordance with the above provisions. Further details on exercising voting rights are described below. Postal vote Shareholders or their proxies may cast their votes by postal vote (also by means of electronic communication). Postal votes can either be cast electronically via the Shareholder Portal or by using the form for postal voting or proxy voting sent to shareholders with their access card after registration and which is also available as a sample on the Company’s website at www.freseniusmedicalcare.com/en/agm/. Voting electronically by postal vote via the Shareholder Portal may be carried out until the time specified by the chair of the meeting in the context of the voting. Up to this point in time, it is also possible to revoke or change the votes cast via the Shareholder Portal. Postal votes cast by means of the form for postal voting or proxy voting can be sent to the Company by post or e-mail and, for organizational reasons, must be received by the Company at the latest by the end of 15 May 2023 (24:00 hours CEST) at the following postal address or e-mail address: Fresenius Medical Care AG & Co. KGaA c/o Computershare Operations Center 80249 Munich Germany e-mail: anmeldestelle@computershare.de Up to this date and time, postal votes cast by means of the form for postal voting or proxy voting may also be changed or revoked at the aforementioned postal address or e-mail address. After this date and time, votes cast using the form for postal voting or proxy voting can be changed or revoked via the Shareholder Portal as described above. If a shareholder or proxy timely exercises voting rights by postal vote both electronically via the Shareholder Portal and by means of the form for postal voting or proxy voting, the last electronic voting via the Shareholder Portal will be considered binding regardless of the time of receipt of the postal votes. Voting by the proxies appointed by the Company The Company offers its shareholders or their proxies to autho-rize proxies appointed by the Company and bound by instruc-tions to exercise their voting rights. The proxies of the Company are employees of the Company or of an affiliated company who vote on the individual agenda items in accordance with the instructions issued to them on the basis of authorizations by shareholders or their proxies. The proxies of the Company are obliged to vote as instructed. They cannot exercise voting rights at their own discretion. In the absence of explicit and unambigu-ous instructions, the proxies of the Company will abstain from voting on the respective voting item. The proxies of the Company may not be instructed to exercise shareholder rights beyond the exercise of voting rights in accordance with instructions. Timely registration and timely evidence of shareholding in accordance with the above provisions are also required in case a power of attorney and instructions are issued to the proxies of the Company. This does not preclude the granting of a power of attorney after registration has been completed. A N N U A L G E N E R A L M E E T I N G 2023 FRESENIUS MEDICAL CARE 45

ANNUAL GENERAL MEETING 2023 46 FRESENIUS MEDICAL CARE

Powers of attorney and instructions to the proxies of the Company may be issued either electronically via the Shareholder Portal, which is also available as an electronic means of transmitting evidence of authorization of the proxies to the Company, or by using the form for postal voting or proxy voting sent to shareholders with their access card after registration and which is also available as a sample on the Company's website at www.freseniusmedicalcare.com/en/agm/.

The granting of powers of attorney and instructions, their amendment, revocation and the evidence of authorization of the proxies of the Company may be made electronically via the Shareholder Portal from the time the Shareholder Portal is activated until the time specified by the chair of the meeting in the context of the voting.

The powers of attorney and instructions to the proxies of the Company issued by means of the form for postal voting or proxy voting may be sent to the Company by mail or e-mail and, for organizational reasons, must be received by the Company at the latest by the end of **15 May 2023 (24:00 CEST)** at the following postal address or e-mail address:

Fresenius Medical Care AG & Co. KGaA
c/o Computershare Operations Center
80249 Munich
Germany
e-mail: anmeldestelle@computershare.de

Up to this date and time, the powers of attorney and instructions to the proxies of the Company issued by means of the form for postal voting or proxy voting may also be changed or revoked at the aforementioned postal address or e-mail address. After this date and time, the powers of attorney and instructions to the proxies of the Company issued by means of the form for postal voting or proxy voting may be changed or revoked via the Shareholder Portal as described above.

If a shareholder or proxy timely issues, amends or revokes powers of attorney and instructions to the proxies of the Company both electronically via the Shareholder Portal and by means of the form for postal voting or proxy voting, the last declaration issued electronically via the Shareholder Portal will be considered binding, irrespective of the time of receipt of the declarations.

PROCEDURE REGARDING THE AUTHORIZATION OF THIRD PARTIES

Shareholders may also have their rights in connection with the General Meeting exercised by a proxy, e.g., the depositary bank, an association of shareholders or another person of their choice, to the extent these are willing to do so. Authorized third parties also may not physically participate in the virtual General Meeting and may exercise the voting rights only as described above by postal vote (also by means of electronic communication) or by granting power of attorney and issuing instructions to the proxies appointed by the Company.

Timely registration and timely evidence of shareholding in accordance with the above provisions are also required in case a power of attorney is granted. This does not preclude the granting of a power of attorney after registration has been completed.

If the shareholder authorizes more than one person, the Company may reject one or more of these persons.

The granting of the power of attorney, its amendment and revocation as well as the evidence of authorization vis-à-vis the Company require the text form; intermediaries, shareholders' associations and proxy advisors within the meaning of section 134a (1) no. 3 AktG and other persons equivalent to intermediaries pursuant to section 135 (8) AktG may provide for deviating provisions in case of their authorization.

To authorize third parties, shareholders can use the Shareholder Portal, which is also available as an electronic means of transmitting evidence of the appointment of a proxy to the Company. The granting of a power of attorney, its amendment, its revocation and the evidence of authorization of third parties via the Shareholder Portal can be made from the activation of the Shareholder Portal until the closure of the General Meeting.

To authorize third parties, shareholders can also use the form for postal voting or proxy voting which will be sent to shareholders or their proxies with their access card after registration and which is also available as a sample on the Company's website at www.freseniusmedicalcare.com/en/agm/. If third parties are authorized by means of the form for postal voting or proxy voting or otherwise in text form outside of the Shareholder Portal, the proper authorization must have been received by the Company for organizational reasons by the end of **15 May 2023 (24:00 hours CEST)**, at the latest, at the following postal address or e-mail address:

Fresenius Medical Care AG & Co. KGaA
c/o Computershare Operations Center
80249 Munich
Germany
e-mail: anmeldestelle@computershare.de

If a shareholder timely grants, amends or revokes authorizations to third parties both electronically via the Shareholder Portal and by means of the form for postal voting or proxy voting or by other means, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

ANNUAL GENERAL MEETING 2023 47 FRESENIUS MEDICAL CARE

The use of the Shareholder Portal by the proxy requires that the proxy receive the access data sent with the access card to the General Meeting from the grantor of the proxy unless the access data have been sent directly to the proxy.

INFORMATION ON SHAREHOLDERS' RIGHTS PURSUANT TO SECTION 278 (3) AKTG IN CONJUNCTION WITH SECTION 118A (1), SECTION 122 (2), SECTION 126 (1) AND (4), SECTION 127, SECTION 130A, SECTION 131 (1) AKTG

Supplements to the agenda at the request of a minority according to section 278 (3) AktG in conjunction with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in conjunction with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the General Meeting in writing; the day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is **15 April 2023 (24:00 hours CEST)**. Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they have held the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request by the Company and that they hold the shares until the General Partner's decision on the supplemental request (section 278 (3) AktG in conjunction with section 122 (2), (1) sentence 3 AktG). When calculating the shareholding period, section 70 AktG must be observed.

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA
Die persönlich haftende Gesellschafterin
Fresenius Medical Care Management AG
– Vorstand –
Else-Kröner-Straße 1
61352 Bad Homburg v. d. Höhe
Germany

Motions and election proposals by shareholders according to section 278 (3) AktG in conjunction with section 126, section 127, section 118a (1) sentence 2 no. 3, section 130a (5) sentence 3 AktG

Prior to the General Meeting shareholders may submit countermotions to the Company regarding proposals made by the General Partner and/or the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of auditors. Countermotions and proposals for election to be made accessible that have been received by the Company at the address mentioned below at least 14 days prior to the General Meeting, not counting the day of receipt and the day of the General Meeting, i.e., until **1 May 2023 (24:00 hours CEST)** at the latest, will be made available on the Company's website to the other shareholders, including the name of the submitting shareholder and any reasons given, at www.freseniusmedicalcare.com/en/agm/.

Any comments of the management of the Company on countermotions or proposals for election will also be published under the internet address provided above.

Countermotions and proposals for election must be sent to one of the following contact options:

Fresenius Medical Care AG & Co. KGaA
– Investor Relations –
Else-Kröner-Straße 1
61352 Bad Homburg v. d. Höhe
Germany
or e-mail: hauptversammlung@fmc-ag.com

Countermotions and any reasons given do not need to be made accessible under the prerequisites of section 126 (2) sentence 1

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FRESENIUS MEDICAL CARE

AktG. Pursuant to section 126 (2) sentence 2 AktG, any reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total. Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG.

In addition, proposals for the election of auditors pursuant to section 127 AktG will be made accessible only if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Pursuant to section 126 (4) AktG, countermotions and proposals for election by shareholders to be made available by the Company are deemed to have been made at the time they are made available. Shareholders who have properly registered for the General Meeting and provided evidence of their shareholding may exercise their voting rights in respect of these countermotions and election proposals. If the shareholder submitting the countermotion or election proposal is not properly registered for the General Meeting or if this shareholder has not provided evidence of shareholding, the countermotion or election proposal does not have to be dealt with at the General Meeting.

Countermotions and election proposals as well as other motions may also be made during the General Meeting by means of video communication, i.e., within the scope of the right to speak, as described below.

Submission of statements pursuant to section 278 (3) AktG in conjunction with section 118a (1) sentence 2 no. 6, section 130a (1) through (4), (6) AktG

Shareholders who have properly registered for the virtual General Meeting or their proxies have the right to submit statements on the items on the agenda by electronic means no later than five days before the meeting, not counting the day of receipt and the day of the Annual General Meeting, i.e., by **10 May 2023 (24:00 CEST)**.

Submissions must be made in text form via the Shareholder Portal. Statements may not exceed 10,000 characters (including spaces). The Company will make the statements available to properly registered shareholders no later than four days prior to the meeting, i.e., by **11 May 2023 (24:00 CEST)**, stating the name of the submitting shareholder or proxy, via the Shareholder Portal on the Company's website at www.freseniusmedicalcare.com/en/agm/.

Statements will not be made available if they are submitted late or do not meet the above requirements or to the extent the General Partner would be liable to prosecution by making them available or if they contain information that is obviously false or misleading in material respects or if they contain insults or if the shareholder indicates not to attend the General Meeting and not to be represented (section 278 (3) AktG in conjunction with section 130a (3) sentence 4 in conjunction with section 126 (2) sentence 1 no. 1, no. 3 and no. 6 AktG).

Motions and election proposals, requests for information and objections to resolutions of the General Meeting in the context of statements submitted in text form will not be considered at the General Meeting. In particular, the opportunity to submit statements does not constitute an opportunity to submit questions in advance pursuant to section 131 (1a) AktG. The submission of motions and election proposals (as described above), the exercise of the right to information (as described below) and the declaration of objections to resolutions of the General Meeting (as described below) are only possible via the channels described separately in this convening notice.

Right to speak pursuant to section 278 (3) AktG in conjunction with section 118a (1) sentence 2 no. 7, section 130a (5) and (6) AktG

Shareholders or their proxies who are connected electronically to the virtual General Meeting have a right to speak at the meeting, which may be exercised only by means of video communication. Shareholders or their proxies can register to speak in the Shareholder Portal from the beginning of the General Meeting. Motions and election proposals pursuant to section 278 (3) AktG in conjunction with section 118a (1) sentence 2 no. 3 AktG (as described above) and requests for information (as described below) may form part of the speech.

To exercise the right to speak and the shareholder rights to be exercised within the scope of the right to speak, shareholders or their proxies require an internet-capable terminal device (PC, laptop, tablet or smartphone) equipped with a camera and microphone that can be accessed from the browser.

The Company reserves the right to check the functionality of the video communication between the shareholder or proxy and the Company at the meeting and prior to the speech and to reject the shareholder or proxy if the functionality of the video communication is not ensured.

Pursuant to section 131 (2) sentence 2 AktG in conjunction with Art. 17 (2) sentence 2 of the Articles of Association of the Com-

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pany, the chair of the meeting is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions from the beginning of the General Meeting.

Right to information pursuant to section 278 (3) AktG in conjunction with section 118a (1) sentence 2 no. 4, section 131 (1) AktG

Pursuant to section 278 (3) AktG in conjunction with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated companies and on the situation of the group and the companies included in the consolidated financial statements is to be given by the General Partner to every shareholder upon the latter's request at the General Meeting. This applies only to the extent the information is necessary for a proper evaluation of the item on the agenda.

The right to information is to be exercised exclusively at the General Meeting. It is intended that the chair of the meeting will determine that the right to information at the General Meeting may be exercised exclusively by means of video communication, i.e., as part of the exercise of the right to speak (as described above).

Declaration of objections to resolutions of the General Meeting, section 118a (1) sentence 2 no. 8 AktG

Shareholders or their proxies who are connected electronically to the virtual General Meeting have the right to object to resolutions of the General Meeting by means of electronic communication. Objections can be made via the Shareholder Portal throughout the General Meeting until the end of the General Meeting.

Further information on the rights of the shareholders

Further explanations on the rights of the shareholders, in particular on those under section 278 (3) AktG in conjunction with section 122 (2), section 126 (1), section 127, section 131 (1) AktG, are available on the Company's website at www.freseniusmedicalcare.com/en/agm/.

AVAILABILITY OF DOCUMENTS AND INFORMATION

The documents to be made available to the General Meeting in accordance with section 278 (3) AktG in conjunction with section 124a AktG, section 118a (6), section 130a (3) AktG are accessible on the Company's website at: **www.freseniusmedicalcare.com/en/agm/**

The Company intends to publish on such website prior to the General Meeting also the speech of the chair of the General Partner's Management Board on a voluntary basis.

The voting results will be published on the aforementioned website of the Company after the General Meeting. Information on issuing a confirmation of receipt of votes cast electronically pursuant to section 118 (1) sentence 3 AktG as well as on issuing a confirmation of the vote count pursuant to section 129 (5) AktG, which the person casting the vote may request within one month of the date of the General Meeting, can be found in the Shareholder Portal.

AUDIO AND VIDEO BROADCAST

The entire General Meeting will be broadcast in audio and video on **16 May 2023 from 10:00 a.m. CEST** for the properly registered shareholders and their proxies in the Shareholder Portal at: **www.freseniusmedicalcare.com/en/agm/**

The broadcast of the introductory remarks of the chair of the meeting as well as the speech of the chair of the Management Board of the General Partner can be followed by the interested public via the aforementioned website of the Company without the need for access to the Shareholder Portal and thus prior registration for the General Meeting.

TIME SPECIFICATIONS IN THIS CONVENING NOTICE

The time specifications in this convening notice refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours.

INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (ADR) REGARDING THE ANNUAL GENERAL MEETING

Holders of ADR will generally submit their voting instructions to The Bank of New York Mellon, in its capacity as Depositary Bank. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the AGM invitation and agenda, and the materials

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referred to in the agenda, and (b) a voting instruction card for ADR holders. Voting instructions must be received by The Bank of New York Mellon by **5 May 2023 (prior to 12:00 hours EDT)** at the latest. Persons whose ADR are held of record by bank, broker or other intermediary may be required to provide their voting instructions through their intermediaries, who will in turn forward such instructions to the Depositary Bank.

Hof an der Saale, March 2023

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG

The Management Board

IV. PRIVACY NOTICE

1. Controller, categories of processed data and purposes of data processing

   Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany (Company), e-mail: ir@fmc-ag.com, processes personal data (in particular name, first name, address, e-mail address, number of shares, type of ownership of shares, number of the access card, and voting, and, as the case may be, name, first name and address of a proxy authorized by the respective shareholder) as controller in accordance with applicable data protection laws to enable shareholders to exercise their rights in the context of the virtual General Meeting. If shareholders or proxies and the Company contact each other, the Company also processes the personal data (for example the contact data provided by the shareholder or proxy, such as e-mail address or telephone number) necessary to respond to any requests or, for example, to check the functionality of the video communication in the context of speeches pursuant to section 130a (6) AktG. If applicable, the Company also processes personal data relating to the exercise of shareholder rights such as to questions, speeches, statements, motions, election proposals and requests of shareholders or proxies in the context of the virtual General Meeting or relating to the preparation of the list of participants pursuant to section 129 (4) AktG.

2. Legal basis for data processing

   The legal basis for the processing are Article 6 (1) sentence 1 lit. a), Article 6 (1) sentence 1 lit. c) as well as Article 6 (1) sentence 1 lit. f) of the General Data Protection Regulation (GDPR).

3. Categories of recipients of personal data, data sources and retention period

   The Company and, respectively, the service providers of the Company that are engaged in the context of the virtual General Meeting receive the personal data of the shareholders or proxies from the registration office, which receives the data either from the shareholders or proxies themselves or from the depositary banks of the shareholders. The service providers engaged by the Company receive only personal data from the Company that are required to provide the requested services, and process data only based on instructions by the Company. Additional personal data relating to, for instance, questions, speeches, statements, motions, election proposals and requests of shareholders or proxies may also be collected in the context of the virtual General Meeting. Statements published in the Shareholder Portal are available there until the end of the General Meeting and subsequently will be deleted in a timely manner. In addition, personal data will be processed and made available to shareholders and proxies in the context of the virtual General Meeting within the framework of statutory provisions, in particular via the list of participants, which in the case of a virtual General Meeting must also show the shareholders or proxies who are electronically connected to the meeting. The personal data will be stored by the Company in accordance with legal obligations and for the avoidance of potential liability risks and will be deleted afterwards.

4. Rights of data subjects and contact details of the data protection officer In accordance with the statutory provisions, shareholders and proxies are at any time entitled as data subjects to exercise their rights of access, of rectification, of restric-tion, of objection and of erasure regarding the processing of their personal data and are also entitled to exercise their right to data portability in accordance with chapter III of the GDPR. Shareholders and proxies have a right to withdraw any consent given by them. Shareholders and proxies can assert these rights towards the Company free of charge via the contact details indicated above or directly vis-à-vis the data protection officer: Fresenius Medical Care AG & Co. KGaA, Mr. Giovanni Brugugnone, Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe, Ger-many, e-mail: datenschutzbeauftragter@fmc-ag.com. In addition, shareholders have the right to lodge a complaint with a supervisory authority pursuant to Article 77 GDPR. Further information regarding the processing of personal data of shareholders or proxies in the course of the use of the Shareholder Portal are available in the Shareholder Portal. A N N U A L G E N E R A L M E E T I N G 2023 FRESENIUS MEDICAL CARE 51